This Draft Registration Statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential. As confidentially submitted to the Securities and Exchange Commission on June 23, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 2 to FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

TDH Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	2000	Not applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Address, including zip code, and telephone number, including area code, of principal executive offices)

VCorp Services, LLC

25 Robert Pitt Drive, Suite 204

Monsey, NY 10952

Telephone: (888) 528-2677

(Name, address, including zip code, and telephone number, including areas code, of agent for service)

Copies to:

Ralph V. De Martino, Esq.	Joel D. Mayersohn, Esq.
F. Alec Orudjev, Esq.	Sarah B. Cavanaugh, Esq.
Schiff Hardin LLP	Dickinson Wright PLLC
901 K Street, NW, Suite 700 Washington, DC 20001	350 East Las Olas Boulevard, Suite 1750 Ft. Lauderdale, FL 33301
Tel: (202) 724-6848	Tel: (954) 991-5426

Approximate date of commencement of proposed sale to the public: As soon as practicable after this
Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☒

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (2)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Shares, par value $0.001 per share	1,523,750	$4.50	6,856,875	$794.71

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(2)	Includes 198,750 shares which the Representatives have the option to purchase from the Company to cover over-allotments, if any.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●]

TDH Holdings, Inc.

1,325,000 common shares

This is the initial public offering of TDH Holdings, Inc. We are offering 1,325,000 common shares. We expect that the initial public offering price will be between $4.00 and $4.50 per common share.

No public market currently exists for our common shares. We have applied for approval for quotation on the NASDAQ Capital Market under the symbol “PETZ” for the common shares we are offering. We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the NASDAQ Capital Market.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startup Act of 2012.

Investing in these common shares involves significant risks. See “Risk Factors” beginning on page 8 of this prospectus.

		Per Share		Total
Initial public offering price	$	[●]	$	[●]
Underwriting discounts and commissions (1)	$	[●]	$	[●]
Proceeds to us, before expenses	$	[●]	$	[●]

(1)	We have agreed to pay a non-accountable expense allowance to the underwriters of 1.5% of the gross proceeds received in this offering and to reimburse the underwriters for other out-of-pocket expenses relating to this offering. See “Underwriting” beginning on page 84. The underwriters may purchase up to an additional 198,750 shares of common stock from us at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus, to cover over-allotments.

The underwriters are offering the shares of common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about [_], 2017.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

VIEWTRADE SECURITIES, INC.

Prospectus dated [●], 2017

**************************************

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares in the Company.

Until [_] (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of stock and the distribution of this prospectus outside the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain of the market data and other statistical information contained in this prospectus (such as the size, growth and share of the pet food industry and its constituent market segments) are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC pet food industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English.

Except where the context otherwise requires and for purposes of this prospectus only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to TDH Holdings, Inc., a British Virgin Islands company; TDH HK Limited, a Hong Kong company wholly-owned by TDH Holdings, Inc.; and/or Qingdao Tiandihui Foodstuffs Co., Ltd., a Chinese limited liability company;

●	“shares” and “common shares” refer to our shares, $0.001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this prospectus only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. References to “yuan” or “RMB” are to the Chinese yuan (also known as the renminbi). Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

ii

 PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying common shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.

Our Company

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a premier producer of high quality pet food for pet owners in China and worldwide. Our growth has been driven by two key factors: (i) an exponential increase in the number of pet owners and in the size of the pet food market in China which translated into expansion opportunities for us, and (ii) a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness have created a dynamically growing industry for pet food and products. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple market segments. Founded on these building blocks, as well as on our in-depth research and development, production, and sales capabilities, we believe we are well prepared to be one of the leading producers of pet food in the PRC and beyond.

Overseas sales include overseas wholesale and e-commerce sales. Our overseas sales have increased from approximately $13.9 million to $19.4 million (of which $18.9 million was attribute to overseas wholesales and $517,365 to overseas e-commerce sales), or by approximately 39%, from the year ended December 31, 2015 to 2016. For the period from January to April 2017, our overseas sales were approximately $8.8 million or 88% higher than during the corresponding period in 2016.

Domestic sales include domestic wholesale and e-commerce sales. Our domestic sales overall and domestic e-commerce sales in particular have increased significantly in recent years. Our domestic sales were approximately $5 million (of which approximately $1.13 million was attributable to domestic wholesale, and $3.94 million to domestic e-commerce sales) and $2.34 million (of which $701,425 were attributable to domestic wholesale, and $1.64 million to domestic e-commerce sales) for the years ended December 31, 2016 and 2015, respectively, which account for approximately 20.8% and 14.4% of our total revenues in 2016 and 2015. We expect our domestic sales growth to continue in the future.

China’s economy has shown steady growth over the last decade, from a GDP per capita of $1,498 in 2004 to $8,028 in 2015 (http://data.worldbank.org/indicator/NY.GDP.PCAP.CD).

According to the National Bureau of Statistics of China (NBS China) and GfK, in 2015, China ranked (i) 3rd in the world in the number of registered pet dogs (27.4 million dogs), following the U.S. and Brazil, and (ii) 2nd in the number of registered pet cats (58.1 million cats), following the U.S. With an increase in the number of pets in most households in China, the pet food industry in China has been and remains poised for significant growth. Pet food consumption in China increased from approximately RMB 5.26 billion in 2010 to RMB 8.58 billion in 2015, representing a growth rate of 63.3% (GfK and NBS China, “Finding your opportunities in the Chinese pet food and treat market” Petfood Forum China 2015). In 2016, it is expected that the pet food consumption will exceed RMB 9.74 billion.

As the PRC pet food consumption continues to grow, we see significant opportunities for future growth by leveraging key elements of our business:

●	Strength and variety of our brands – we offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes, pet toys, etc.) under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe.

●	Product research & development – our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort, our proprietary recipes, cooking and packing techniques developed over the last decade. Currently, we have been granted 9 invention and utility model patents, and have applied for 4 more patents.

●

Sales and marketing distribution – our domestic and overseas multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America. In addition to the traditional sales approach, we utilize cross-border e-commerce platforms that contribute to the expansion of our business, including, among others, Amazon (US, UK, France, Germany), Ebay (US and UK) and Aliexpress.

●	Experienced and committed management team – our workforce is highly skilled in animal nutrition, sales and marketing. Led by Cui Rongfeng, our founder, chairman and chief executive officer, our management team is comprised of an experienced group of executives, with have many years of operating experience in their respective departments.

 We offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items, e.g., dog leashes, etc.) under multiple brands in various geographical markets. Our products are available in multiple forms, including slice and serve rolls, strips, tubs, etc. All of our products are sold under several different brand names, including, among others, Pet Cuisine, Hum & Cheer, Like, TDH, Tiandihui and Dog Zone Sasami.

1

Currently, we offer 5 product lines including the following:

●	Pet chews represent approximately 41% of our production and include various bones, rawhide and similar products,

●	Dried pet snacks represent approximately 23% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Wet canned pet foods represent approximately 18% of our production and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.),

●	Dental health snacks foods account for approximately 15% of our production, and

●	Baked pet biscuits account for only 3% of our overall production.

These food products vary from those consisting of a single protein ingredient (e.g., duck jerky) to those consisting of a combination of protein and other ingredients (e.g., twisted cod and chicken sandwich roll that includes chicken, cod and Vitamin E). Our proprietary recipes include fresh meat (beef, chicken, fish, duck and lamb) and varying combinations of vitamin-rich vegetables and anti-oxidant rich fruits. We believe products appeal to diverse consumer needs and resonate across a broad cross-section of pet owner demographics.

We manufacture these products at 8 production lines: 4 at the Canning facility (dried meat, chews, wet canned and dentifrice products), 2 at the Pude facility (dried meat and biscuits), 1 at each of the Haiqing and Zhangjialou facility (dried meat at both facilities), respectively. In addition, we strategically partner with a select group of contract manufacturers to supplement and enhance our production capabilities, as needed. Currently, we have outsourcing agreements with 7 pet food manufacturers for the duration of up to 3 years, to secure additional production capabilities to address peak or high demand for our products. Under the terms of these agreements, our suppliers must meet all of our manufacturing requirements, including, among others, those relating to quality control, staffing, training and equipment. All manufacturing under these agreements is made in accordance with our demands, timing and specifications. These facilities are, at all times, staffed and supervised by our personnel. These supplemental contractual relationships currently in place collectively accounted for about 17%, 34% and 29% of our revenues in the years of 2014, 2015 and 2016, respectively.

We employ approximately 230 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC. Our daily production capacity for all of our production facilities is approximately 15 tons. The following is a summary description of our production facilities (not including any of the outsourcing facilities use to support our production needs):

●	The Canning facility has production area of 107,107 sq. feet, and 20 years of export processing history. We maintain ISO9001, Hazard Analysis Critical Control Point (HACCP), British Retail Consortium (BRC) and International Featured Standards (IFS) certifications, as well as EU registration for this facility. Our daily production capacity at this facility is approximately 6.3 tons.

●	The Pude facility maintain production area of 30,558 sq. feet and was formerly registered as a Japanese agriculture, forestry and fishing production facility. This facility makes products specifically for the Japanese market. Our daily production capacity at this facility is approximately 5.8 tons.

●	The Haiqing facility has a production area of 100,233 sq. feet and maintains export commodity inspection registration from Shandong Huangdao Bureau of Inspection and Quarantine. Our daily production capacity at this facility is approximately 1.6 tons.

●	The Zhangjialou facility has a usage area of 21,480 sq. feet. Our daily production capacity at this facility is approximately 1.2 tons.

In addition to our production facilities, we maintain a non-exclusive one year agreement with Kangkang Family Farm in Jiaonan city, Shandong province, an organic food farm and a raw materials supplier to the Company. This farm is owned by Cui Runrang, the CEO’s father. In 2016, the Company’s purchases from this entity were less than $15,000. While the Company has this non-exclusive supply arrangement with this farm, the Company does not own title to the land or maintain the food farm. The discussion entitled Properties on page 57 of this prospectus includes a description of this arrangement.

We also maintain a call service center in Qingdao with approximately 10 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

Our sales and marketing team consists of 2 integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and ODM overseas marketing group. We operate a B2F (business-2-factory) business model which is focused on the needs of the business market. Our model relies on our R&D strength to devise product lines to cater to such needs, providing our customers with personalized and customized products. Our marketing team works in tandem with our brand promotion team which focuses on brand promotion. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in making appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Using Tmall.com, jd.com, 1688.com, alibaba.com, yhd.com, and Amazon as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on the Tiandihui Amazon and EBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts.

2

As we grow, we continue expanding our national presence and product offerings. Our growth to date as well as the strength of our success are reflected in the following results:

●	From 2015 to 2016, our net revenues increased from $16.3 million to $24.4 million:

●	From 2015 to 2016, our net income increased from $466,753 to $1,009,171.

Over the years, we have received a number of industry, trade association and governmental awards relating to our business, operations, customer support/satisfaction and personnel management, including, among others, the following:

●	Consumer Satisfaction Company in Shandong Province by the Shandong Provincial Government’s the Committee of Economy and Trade of Shangdong Province and the Industrial and Commercial Bureau of Shangdong Province (2006),

●	Top 10 Most Influential Company in China’s Pet Food Industry by China Market Brand Building Committee (2008),

●	Leading Company in China’s Pet Industry by China Pets Economic Association (2009),

●	A Star Business Venture in Qingdao City by Steering Committee for Promoting Employment in Qingdao City (2011),

●	Outstanding Company for Promoting Business and Employment in Qingdao City and Star Business Venture in Qingdao City by Qingdao Municipal Government (both in 2012),

●	Famous Brand in Shandong Province by Shandong Administration for Industry & Commerce (2012 and 2013),

●	Model Company with Excellence in Credibility and Efficiency by China General Chamber of Commerce (2015 and 2016), and

●	High and New Technology Enterprises by Qingdao Municipal Bureau for Science and Technology, Finance Bureau of Qingdao, Qingdao Provincial Office of State Administration of Taxation and Qingdao Local Taxation Bureau (2016).

All of these awards and acknowledgements were made by independent industry, trade associations and/or governmental agencies in open competitions with others in the industry.

Our Competitive Strengths

We believe the following strengths differentiate us from our competition:

●	Strength and variety of our brands – we offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (as well as non-food items like dog leashes, pet toys, etc.) under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe.

●	Product research & development – we maintain over 10 years of in-depth R&D efforts, proprietary recipes and cooking techniques to produce superior products.

●	Sales and marketing distribution – our multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America.

●	Experienced and committed management team – we foster and encourage highly skilled workforce with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience in animal nutrition, sales and marketing, among others. Led by Cui Rongfeng, our founder, chairman and chief executive officer, our management team is comprised of an experienced group of executives, many of whom have many years of operating experience.

We intend to continue capitalizing on our strengths and growing net sales and profitability.

3

Our Challenges and Risks

Our prospects should be considered in the context of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the growth stages of their development. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

●	our business is currently dependent upon various trends in pet food market;

●	we must maintain trained and effective sales and marketing workforce;

●	we face competition from existing pet food producers and new market entrants, many of whom may possess significant financial resources;

●	we must maintain strong R&D and quality control standards to project confidence about our products;

●	there are risks and uncertainties associated with the regulatory and legal system in China that is complex and developing, with future regulations that may impose additional requirements on our business.

In addition, we face other risks and uncertainties that may materially affect our business prospectus, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our common shares.

Our Corporate Structure

We are a holding company incorporated in the British Virgin Islands in September 2015.

We own all of the outstanding capital stock of TDH HK Limited, our wholly owned Hong Kong subsidiary, which, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, which subsidiary incorporated in April 2002 as a domestic Chinese limited liability company. As of the date of this prospectus, we hold a 99% interest in TDH Petfood LLC, a Nevada limited liability company. We conduct all of our business through Tiandihui, which has two wholly-owned subsidiaries:

●	Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2010) and

●	Qingdao Kangkang Development Co., Ltd. (incorporated on August 9, 2016).

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Our current corporate structure is as follows:

Corporate Offices

Our principal executive office is located at c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, PRC. Our telephone number is +86 532-8591-9267. Our website address is www.tdhpetfood.com. The information on our website is not part of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common shares less attractive as a result. The result may be a less active trading market for our common shares and the price of our common shares may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is revocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer”, as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

5

THE OFFERING

Shares Offered	1,325,000 shares

Over-allotment Option	198,750 shares of common stock (15% of the total number of shares of common stock to be initially offered in this offering).

Shares to be Outstanding before this Offering	[●] shares

Shares to be Outstanding after this Offering	[●] shares

Use of Proceeds

We estimate that our net proceeds from this offering will be approximately $[_] million, based on an assumed initial public offering price of $4.25 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the over-allotment option granted to the underwriters. We intend to use the net proceeds from this offering for expansion and upgrades of our production lines and warehouse facilities, establishment promotion of overseas sales websites, and working capital and general corporate purposes. Proceeds of this offering in the amount of $500,000 shall be used to fund an escrow account for a period of 24 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters. See “Use of Proceeds” for more information.

Risk Factors	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our common shares.

NASDAQ Trading symbol	We intend to apply for listing of our common shares on the NASDAQ Capital Market under the symbol “PETZ”.

Lock-up agreements	See “Underwriting” for more information.

In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of March 30, 2017.

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Summary Financial Data

The following summary consolidated statements of operations and cash flow data for the years ended December 31, 2015 and 2016 and the summary consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S.GAAP, Our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

Consolidated Statement of Operations and Other Comprehensive Income Data (in U.S. dollars, except per share data)

	For The Years Ended December 31,
	2016	2015
Statement of Income and Comprehensive Income (Loss) Data:
Net Revenues	$24,443,736	$16,312,274
Cost of revenues	17,368,249	12,289,773
Gross profit	7,075,487	4,022,501
Operating expenses:
Selling expense	3,439,843	1,820,700
Research and development expense	1,076,568	593,962
General and administrative expense	1,407,787	931,107
Total operating expenses	5,924,198	3,345,769
Income from operations	1,151,289	676,732
Interest expense	(102,274)	(117,366)
Government subsidies	21,912	22,116
Other income	51,535	156,908
Other expense	(23,490)	(2,056)
Total other income (expenses)	(52,317)	59,602
Income before income taxes provision	1,098,972	736,334
Income tax provisions	89,801	269,581
Net income	$1,009,171	$466,753
Comprehensive income
Net income	$1,009,171	$466,753
Other comprehensive income (loss)
Foreign currency translation adjustment	(221,418)	(143,434)
Total comprehensive income	$787,753	$323,319

Earnings per common share-basic and fully diluted	0.13	0.06

Balance Sheet Data:	December 31,	December 31,
	2016	2015
Cash and cash equivalents	$1,145,103	$651,680
Total current assets	9,822,363	6,647,263
Total non-current assets	3,417,556	3,592,356
Total assets	13,239,919	10,239,619
Total current liabilities	8,987,167	7,562,217
Total liabilities	8,987,167	7,562,217
Total stockholders' equity	4,252,752	2,677,402
Total liabilities and stockholders' equity	$13,239,919	$10,239,619

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RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risk Related to Our Business

The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

Our growth depends, in part, on our ability to successfully introduce new products and product line extensions and improve and reposition our existing products to meet the requirements of pet owners and the dietary needs of their pets. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. The development and introduction of innovative new products and product line extensions involve considerable costs. In addition, it may be difficult to establish new supplier relationships and determine appropriate product selection when developing a new product or product line extension. Any new product or product line extension may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may reduce our operating income. In addition, any such unsuccessful effort may adversely affect our brand. If we are not able to anticipate, identify or develop and market products that respond to changes in requirements and preferences of pet parents and their pets or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution and improving placement of our products in the stores of our retail partners, attracting new consumers to our brands, introducing new products and product line extensions and expanding into new markets. Our ability to implement this growth strategy depends, among other things, on our ability to:

●	enter into distribution and other strategic arrangements with retailers and other potential distributors of our products;

●	continue to effectively compete in our distribution channels;

●	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;

●	expand and maintain brand loyalty;

●	develop new products and product line extensions that appeal to consumers;

●	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;

●	maintain sources for the required supply of quality raw ingredients to meet our growing demand; and

●	identify and successfully enter and market our products in new geographic markets and market segments.

We may not be able to successfully implement our growth strategy and may need to change our strategy. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

Any damage to our reputation or our brand may materially adversely affect our business, financial condition and results of operations.

Maintaining our strong reputation with consumers, our retail partners and our suppliers is critical to our success. Our brands may suffer if our marketing plans or product initiatives are not successful. The importance of our brands may increase if competitors offer more products with formulations similar to ours. Further, our brands may be negatively impacted due to real or perceived quality issues or if consumers perceive us as being untruthful in our marketing and advertising, even if such perceptions are not accurate. Product contamination, the failure to maintain high standards for product quality, safety and integrity, including raw materials and ingredients obtained from suppliers, or allegations of product quality issues, mislabeling or contamination, even if untrue or caused by our third-party contract manufacturers or raw material suppliers, may reduce demand for our products or cause production and delivery disruptions. We maintain guidelines and procedures to ensure the quality, safety and integrity of our products. However, we may be unable to detect or prevent product and/or ingredient quality issues, mislabeling or contamination, particularly in instances of fraud or attempts to cover up or obscure deviations from our guidelines and procedures. If any of our products become unfit for consumption, cause injury or are mislabeled, we may have to engage in a product recall and/or be subject to liability. Damage to our reputation or our brands or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and our business, financial condition and results of operations may be materially adversely affected.

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Our growth and business are dependent on trends that may change or not continue, and our historical growth may not be indicative of our future growth.

The growth of the global pet food industry and the market in China, in particular, depends primarily on the continuance of current trends in humanization of pets and premiumization of pet foods as well as on general economic conditions, the size of the pet population and average dog size. These trends may not continue or may change. In the event of a decline in the overall number or average size of pets, a change in the humanization, premiumization or health and wellness trends or during challenging economic times, we may be unable to persuade our customers and consumers to purchase our branded products instead of lower-priced products, and our business, financial condition and results of operations may be materially adversely affected and our growth rate may slow or stop. In addition, while we expect that our net sales will continue to increase, we believe that our growth rate will decline in the future as our scale increases.

There may be decreased spending on pets in a challenging economic climate.

Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. In addition, a slow-down in the general economy and/or PRC economy or a shift in consumer preferences for economic reasons or otherwise to less expensive products may result in reduced demand for our products which may affect our profitability. The keeping of pets and the purchase of pet-related products may constitute discretionary spending for some of our consumers and any material decline in the amount of consumer discretionary spending may reduce overall levels of pet ownership or spending on pets. As a result, a challenging economic climate may cause a decline in demand for our products which could be disproportionate as compared to competing pet food brands since our products command a price premium. In addition, we cannot predict how current or worsening economic conditions in the PRC and globally will affect our partners, suppliers and distributors. If economic conditions result in decreased spending on pets and have a negative impact on our retail partners, suppliers or distributors, our business, financial condition and results of operations may be materially adversely affected.

Our business depends, in part, on the sufficiency and effectiveness of our marketing and trade promotion programs.

Due to the competitive nature of our industry, we must effectively and efficiently promote and market our products through advertisements as well as trade promotions and incentives to sustain our competitive position in our market. Marketing investments may be costly. In addition, we may, from time to time, change our marketing strategies and spending, including the timing or nature of our trade promotions and incentives. We may also change our marketing strategies and spending in response to actions by our competitors and other pet food companies. The sufficiency and effectiveness of our marketing and trade promotions and incentives are important to our ability to retain and/or improve our market share and margins. If our marketing and trade promotions and incentives are not successful or if we fail to implement sufficient and effective marketing and trade promotions and incentives or adequately respond to changes in our competitors’ marketing strategies, our business, financial condition and results of operations may be adversely affected.

If we are unable to maintain or increase prices, our margins may decrease.

We rely in part on price increases to offset cost increases and improve the profitability of our business. Our ability to maintain prices or effectively implement price increases may be affected by a number of factors, including competition, effectiveness of our marketing programs, the continuing strength of our brands, market demand and general economic conditions, including inflationary pressures. In particular, in response to increased promotional activity by other pet food companies, we have increased our promotional spending, which has resulted in a lower average price per pound for our products and has adversely impacted our gross margins. During challenging economic times, consumers may be less willing or able to pay a price premium for our branded products and may shift purchases to lower-priced or other value offerings, making it more difficult for us to maintain prices and/or effectively implement price increases. In addition, our retail partners and distributors may pressure us to rescind price increases that we have announced or already implemented, whether through a change in list price or increased promotional activity. If we are unable to maintain or increase prices for our products or must increase promotional activity, our margins may be adversely affected. Furthermore, price increases generally result in volume losses, as consumers purchase fewer units. If such losses are greater than expected or if we lose distribution due to a price increase, our business, financial condition and results of operations may be materially adversely affected.

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If our products are alleged to cause injury or illness or fail to comply with PRC or other applicable governmental regulations, we may need to recall our products and may experience product liability claims.

Our products may be exposed to product recalls, including voluntary recalls or withdrawals, if they are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded or adulterated or to otherwise be in violation of governmental regulations. We may also voluntarily recall or withdraw products in order to protect our brand or reputation if we determine that they do not meet our standards, whether for palatability, appearance or otherwise. If there is any future product recall or withdrawal, it could result in substantial and unexpected expenditures, destruction of product inventory, damage to our reputation and lost sales due to the unavailability of the product for a period of time, and our business, financial condition and results of operations may be materially adversely affected. We also may be subject to claims if the consumption or use of our products is alleged to cause injury or illness. If there is a judgment against us or a settlement agreement related to a claim, our business, financial condition and results of operations may be materially adversely affected.

We are dependent on a limited number of retailer customers for a significant portion of our sales.

We sell our products to retail partners and distributors in specialty channels. Our ten largest retail partners, accounted for 78% of our net sales for the year ended December 31, 2014, 68% of our net sales for the year ended December 31, 2015 and 69% of our net sales for the year ended December 31, 2016, respectively. If we were to lose any of our key customers, if any of our retail partners reduce the amount of their orders or if any of our key customers consolidate, reduce their store footprint and/or gain greater market power, our business, financial condition and results of operations may be materially adversely affected. In addition, we may be similarly adversely impacted if any of our key customers experience any operational difficulties or generate less traffic.

We rely upon a limited number of contract manufacturers to provide a significant portion of our supply of products.

There is limited available manufacturing capacity that meets our quality standards. We have agreements with a network of contract manufacturers that require them to provide us with specific finished products. Most of our agreements with our contract manufacturers are up to three years. During the years ended December 31, 2014, 2015 and 2016, approximately 17%, 34% and 29% of our cost of sales, respectively, was derived from products purchased from contract manufacturers. The manufacture of our products may not be easily transferable to other sites in the event that any of our contract manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of raw materials and other supplies, labor problems, power outages, adverse weather conditions and natural disasters or the need to comply with environmental and other directives of governmental agencies. From time to time, a contract manufacturer may experience financial difficulties or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the contract manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new contract manufacturing arrangement with another provider. The loss of any of these contract manufacturers or the failure for any reason of any of these contract manufacturers to fulfill their obligations under their agreements with us, including a failure to meet our quality controls and standards, may result in disruptions to our supply of finished goods. We may be unable to locate an additional or alternate contract manufacturing arrangement that meets our quality controls and standards in a timely manner or on commercially reasonable terms, if at all.

To the extent our retailer customers purchase products in excess of consumer consumption in any period, our sales in a subsequent period may be adversely affected as our customers seek to reduce their inventory levels.

From time to time, our retailer customers may purchase more product than they expect to sell to consumers during a particular time period. Our retailer customers may grow their inventory in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other customer or consumer incentives. Our retailer customers may also grow inventory in anticipation of a price increase for our products, or otherwise over-order our products as a result of overestimating demand for our products. If a retailer customer increases its inventory during a particular reporting period as a result of a promotional event, anticipated price increase or otherwise, then sales during the subsequent reporting period may be adversely impacted as our customers seek to reduce their inventory to customary levels. This effect may be particularly pronounced when the promotional event, price increase or other event occurs near the end or beginning of a reporting period or when there are changes in the timing of a promotional event, price increase or similar event, as compared to the prior year. To the extent our retailer customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our net sales and results of operations may be materially adversely affected in that period.

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We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

We compete on the basis of product quality and palatability, brand awareness and loyalty, product variety and ingredients, interesting product names, product packaging and package design, reputation, price and promotional efforts. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire pet food industry. If these competitive pressures cause our products to lose market share or experience margin erosion, our business, financial conditions and results of operations may be materially adversely affected.

We may face issues with respect to raw materials and other supplies, including increased costs, disruptions of supply, shortages, contaminations, adulterations or mislabeling.

The Company’s key raw material ingredients include meat and fish. We and our contract manufacturers use various raw materials and other supplies in our business, including ingredients, packaging materials and fuel. We maintain one raw material procurement center which provides a single-source supply for all our manufacturing facilities to maintain quality control throughout the production facilities. The prices of our raw materials and other supplies are subject to fluctuations attributable to, among other things, changes in supply and demand of crops or other commodities, weather conditions, agricultural uncertainty or governmental incentives and controls. We generally do not have long-term supply contracts with our ingredient suppliers. The length of the contracts is fixed for a period of time, typically up to a year or for a season and/or a crop year. In addition, some of our raw materials are sourced from a limited number of suppliers. We may not be able to renew or enter into new contracts with our existing suppliers following the expiration of such contracts on commercially reasonable terms, or at all. If commodity prices increase, we may not be able to increase our prices to offset these increased costs. Moreover, our competitors may be better able than we are to implement productivity initiatives or effect price increases or to otherwise pass along cost increases to their customers. Some of the raw materials we use are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes and pestilences and may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce supplies of raw materials, increase the prices of raw materials, increase costs of storing raw materials and interrupt or delay our production schedules if harvests are delayed. Our competitors may not be impacted by such weather conditions and natural disasters depending on the location of their suppliers and operations. If any of our raw materials or supplies are alleged or proven to include contaminants affecting the safety or quality of our products, we may need to find alternate materials or supplies, delay production of our products, discard or otherwise dispose of our products, or engage in a product recall, all of which may have a materially adverse effect on our business, financial condition and results of operations. We may be unable to detect or prevent the use of ingredients which do not meet our quality standards if our ingredient suppliers engage in fraud or attempt to cover up or obscure deviations from our guidelines and procedures. Any such conduct by any of our suppliers may result in a loss of consumer confidence in our brand and products and a reduction in our sales if consumers perceive us as being untruthful in our marketing and advertising and may materially adversely affect our brand, reputation, business, financial condition and results of operations. If our sources of raw materials and supplies are terminated or affected by adverse prices, weather conditions or quality concerns, we may not be able to identify alternate sources of raw materials or other supplies that meet our quality controls and standards to sustain our sales volumes or on commercially reasonable terms, or at all.

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We may not be able to manage our manufacturing and supply chain effectively which may adversely affect our results of operations.

We must accurately forecast demand for our products in order to ensure we have adequate available manufacturing capacity. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or contract manufacturing capacity) in order to meet the demand for our products, which could prevent us from meeting increased customer or consumer demand and harm our brand and our business. However, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand, our business, financial condition and results of operations may be materially adversely affected. In addition, we must continuously monitor our inventory and product mix against forecasted demand. If we underestimate demand, we risk having inadequate supplies. We also face the risk of having too much inventory on hand that may reach its expiration date and become unsaleable, and we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory. If we are unable to manage our supply chain effectively, our operating costs could increase and our profit margins could decrease.

If we continue to grow rapidly, we may not be able to manage our growth effectively.

Our sales have grown from $16.3 million in 2015 to $24.4 million in 2016. Our historical rapid growth has placed and, if continued, may continue to place significant demands on our management and our operational and financial resources. Our organizational structure may become more complex as we add additional staff, and we may require valuable resources to grow and continue to improve our operational, management and financial controls without undermining our strong corporate culture of entrepreneurship and collaboration that has been a strong contributor to our growth so far. If we are not able to manage our growth effectively, our business, financial condition and results of operations may be materially adversely affected.

Our market size estimate may prove to be inaccurate.

Data for the PRC and global pet food retail sales is collected for most, but not all channels, and as a result, it is difficult to estimate the size of the market and predict the rate at which the market for our products will grow, if at all. While our market size estimate was made in good faith and is based on assumptions and estimates we believe to be reasonable, this estimate may not be accurate.

Relocating some of our production facilities may adversely affected our results of operations

The Company’s Canning Facility and Pude Facility are located in the old city of Huangdao District, Qingdao. It has come to the Company’s attention that the local governmental authorities proposed plans to redevelop certain portions of the old city to allow for more residential dwellings in the area. These redevelopment plans are in the proposal stage and presently there is no specific timeline for effecting such proposals. If and to the extent, the Company’s facilities are subject to the redevelopment plans, it may be entitled to certain compensation, the extent and timing of which are not known at this juncture. While there are no present adverse material effect on the Company’s operations in light of these redevelopment plans, the Company is in the process of taking some preliminary preparatory steps to anticipate possible future relocation, including improving its production capacities of other facilities (Haiqing and Zhangjialou facilities, respectively), as well as on increasing outsourcing facilities with export qualifications, which can maintain the Company’s production capacities in the event of relocation. Finally, the Company is in the process of locating a new set of facilities in Jiaozhou city. Notwithstanding the foregoing, the Company’s operations may be adversely affected by its inability to locate a suitable set of replacement facilities in a timely fashion, among other things, to address the possible relocation of its facilities.

We may face difficulties as we expand into countries in which we have no prior operating experience.

We intend to continue to expand our domestic and global footprint by entering into new markets. As we expand our business in China and into new countries we may encounter foreign economic, political, regulatory, personnel, technological, language barriers and other risks that increase our expenses or delay our ability to become profitable in such countries. These risks include:

●	fluctuations in currency exchange rates;

●	the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

●	customers in some foreign countries potentially having longer payment cycles;

●	changes in local tax laws, tax rates in some countries that may exceed those of the United States or Canada and lower earnings due to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

●	seasonal reductions in business activity;

●	the credit risk of local customers and distributors;

●	general economic and political conditions;

●	unexpected changes in legal, regulatory or tax requirements;

●	differences in language, culture and trends in foreign countries with respect to pets and pet care;

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●	the risk that certain governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities, including nationalization of private enterprise;

●	non-compliance with applicable currency exchange control regulations, transfer pricing regulations or other similar regulations.

In addition, our expansion into new countries may require significant resources and the efforts and attention of our management and other personnel, which will divert resources from our existing business operations. We may seek to grow our business through acquisitions of or investments in new or complementary businesses, facilities, technologies or products, or through strategic alliances, and the failure to manage acquisitions, investments or strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on us. From time to time we may consider opportunities to acquire or make investments in new or complementary businesses, facilities, technologies or products, or enter into strategic alliances, that may enhance our capabilities, expand our manufacturing network, complement our current products or expand the breadth of our markets.

Potential and completed acquisitions and investments and other strategic alliances involve numerous risks, including:

●	problems assimilating the purchased business, facilities, technologies or products;

●	issues maintaining uniform standards, procedures, controls and policies;

●	unanticipated costs associated with acquisitions, investments or strategic alliances;

●	diversion of management’s attention from our existing business;

●	adverse effects on existing business relationships with suppliers, contract manufacturers, retail partners and distribution customers;

●	risks associated with entering new markets in which we have limited or no experience;

●	potential loss of key employees of acquired businesses; and

●	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms or at all or whether we will be able to successfully integrate any acquired business, facilities, technologies or products into our business or retain any key personnel, suppliers or customers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, facilities, technologies and products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to integrate any acquired businesses, facilities, technologies and products effectively, our business, results of operations and financial condition could be materially adversely affected.

Our online activities are dependent on our ability to access the Internet and operate online in a fast, secure and reliable manner.

We utilize online sale and multi-brand, multi-store brand sale strategies which use Tmall.com, jd.com, 1688.com, alibaba.com, yhd.com, and Amazon as our marketing platforms. Our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on the Tiandihui Amazon and EBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts. Our online activities are dependent on our ability to operate online in a fast, secure and reliable manner which may be adversely affected as a result of PRC governmental regulations of e-commerce and other services, electronic devices, and competition and restrictive governmental actions. In addition, we may face risks relating to the governmental laws and regulations regarding consumer and data protection, privacy, network security, payments, and restrictions on pricing or discounts, as well as lower levels of consumer access, use of and spending on the Internet. Occurrence of any of the foregoing events (or a combination thereof) could have a material adverse effect on our ability to conduct online business, our financial condition and results of operations.

Failure to protect our intellectual property could harm our competitive position or require us to incur significant expenses to enforce our rights.

Our trademarks are valuable assets that support our brand and consumers’ perception of our products. We rely on trademark, copyright, trade secret, patent and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our trademarks, trade names, proprietary information, technologies and processes. Our non-disclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information, which could harm our competitive position. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. If we fail to protect our intellectual property, our business, financial condition and results of operations may be materially adversely affected.

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We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management’s efforts and attention.

While we believe that our products do not infringe in any material respect upon proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions to the contrary, we may from time to time be found to infringe on the proprietary rights of others. If patents later issue on these applications, we may be found liable for subsequent infringement. Any claims that our products or processes infringe these rights, regardless of their merit or resolution, could be costly and may divert the efforts and attention of our management and technical personnel. We may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could, among other things, be required to:

●	pay substantial damages;

●	cease the manufacture, use or sale of the infringing products;

●	discontinue the use of the infringing processes;

●	expend significant resources to develop non-infringing processes; and

●	enter into licensing arrangements from the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all.

If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition and results of operations may be materially adversely affected.

Our success depends on our ability to attract and retain key employees and the succession of senior management.

Our continued growth and success requires us to hire, retain and develop our leadership bench. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

Foreign Operational Risks

We are dependent on the state of the PRC’s economy and a general economic downturn, a recession or a sudden disruption in business conditions in the PRC would have a material adverse effect on our business, financial condition and results of operations.

Significant slowdowns in the PRC economy may cause our customers to reduce expenditures on our products. This may in turn lead to a decline in the demand for the services we provide. Any such decline would have a material adverse effect on our business, financial condition and results of operations. Consumer spending is generally affected by a number of factors, including general economic conditions, the level of unemployment, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our services. In addition, sudden disruption in business conditions as a result of a terrorist attack, retaliation and the threat of further attacks or retaliation, war, adverse weather conditions and climate changes or other natural disasters, pandemic situations or large scale power outages can have a short or, sometimes, long-term impact on consumer spending. A downturn in the economy in the PRC, including any recession or a sudden disruption of business conditions in the PRC, could adversely affect our business, financial condition or results of operation.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

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We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, foreign exchange registration certificate of the invested company and other documents as may be required.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person and a business certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete.

We may be subject to foreign exchange controls in the PRC which could limit our use of funds raised in this offering.

We are subject to PRC rules and regulations on currency conversion. In the PRC, SAFE regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to SAFE for “Foreign Exchange Registration Certificate for FIEs”. We are a FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “recurrent account” and the “capital account”. Currently, conversion within the scope of the “recurrent account” can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE. In particular, if we borrow foreign currency through loans, these loans must be registered with SAFE. If we are financed by means of additional capital contributions, certain Chinese government authorities, including MOFCOM, or the local counterparts of SAFE and MOFCOM, must approve these capital contributions. These restrictions could limit our use of funds raised in this offering.

We hold the majority of our cash balances in RMB in Uninsured bank accounts in China

We maintain the majority of our 2016 and 2015 cash and deposit balances in bank accounts at financial institutions in China which accounts which are not insured. While we have not experienced any losses in uninsured bank deposits and do not believe that we are exposed to significant risks on cash held in bank accounts, if and to the extent we do experience such losses in the future, our access to financial liquidity and working capital could be adversely affected.

We may subject to PRC regulatory limitations on merger and acquisition (M&A) activities

Foreign enterprises that engage in M&A activities inside and outside China are subject to different regulatory limitations under Chinese laws and regulations. The key regulations governing such activities within PRC are Wholly Foreign-Owned Enterprise Law, the Interim Provisions on the Domestic Investment of Foreign-Funded Enterprise, the Catalogue for the Guidance of Foreign Investment Industries and other relevant Chinese laws and regulations. Under these laws and regulations, conducting M&A in China requires that our WOFE be profitable, and a timely application with and approval by of local regulatory agencies of any proposed M&A transaction. The M&A activities outside the PRC are governed by several rules and regulations, including PRC Administrative Measures on Offshore Investment, the Regulation on Foreign Exchange Administration of the PRC, the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Resident’s Financing and Round Trip Investment Through Offshore Special Purpose Vehicles. Under these laws and regulations, our WOFE must get approval from the PRC Ministry of Commerce or its branch offices for any proposed offshore M&A transaction, and complete its foreign exchange registration with SAFE or its branch offices. We cannot offer any assurance that in the event we seek such approvals or registrations we will be able to secure them in a timely fashion or will be able to receive them at all; negative feedback from the regulatory agencies or our failure to register such proposed transactions may have material adverse impact on our business expansion and could materially affect our business operation and finance condition. In addition, since approval and/or registration procedures required time to complete, these processes may cause additional delays to our onshore or offshore M&A projects, which, in turn, may have adverse impact on our business and operations.

Fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross-border money flow.

The value of the RMB fluctuates and is subject to changes in the PRC’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes.

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If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a United States holder, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or

●	the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure that we will not be a PFIC for any taxable year.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

The PRC legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions such as the U.S., decided cases (which may be taken as reference) do not form part of the legal structure of the PRC and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more market-oriented economy, the PRC government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in the PRC is still evolving, laws and regulations or their interpretation may be subject to further changes. Such uncertainty and prospective changes to the PRC legal system could adversely affect our results of operations and financial condition.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from WFOE.

The October 8, 2016 Provisional Measures for Filling Administration of Establishment and Changes of Foreign-Investment Enterprise (the “Establishment and Changes Provision”) promulgated by the PRC Ministry of Commerce regulate the recordation procedures with respect to the establishment and changes of a foreign-invested enterprise which do not fall within the scope of special administration measures for foreign investment admission as stipulated by the state; for those entities that do fall within the regulatory reach of special administration measures must go through approval procedures according to relevant laws and regulations governing foreign investment. We do not believe that such measures will have any impact on our income derived from payment from our WOFE because:

•	As a pet food producer and seller, we do not fall within the scope of special administration measures for foreign investment admission as stipulated by the state, and therefore are not required to go through approval procedures.
•	The Establishment and Changes Provision regulates the recordation procedures relating to the establishment and changes of a foreign-invested enterprise, which including but not limited to: (i) the changes of company name, registered address, duration of operation, business scope, registered capital, total investment, shareholders, merger, division and termination of the enterprise; and (ii) the corporate name change, domicile or place of incorporation, subscribed capital, investment period. Based on the foregoing and our current corporate structure, our income is derived from payment from our WOFE, but the Establishment and Changes Provisions do not regulate our origin of income or dividend policy, and therefore will not have any impact on our dividend distribution.

Shortages in the availability of foreign currency may restrict the ability of WFOE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC SAFE by complying with certain procedural requirements. However, approval from appropriate PRC government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, to clarify certain details in connection with the implementation of the Labor Contract Law, the PRC State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately (collectively as “new laws”). The legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new laws. Because of the lack of precedent for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such an “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new laws, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. To date, there has been very little guidance or precedent as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the new laws and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new laws can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

We may be subject to fines and legal sanctions by SAFE or other PRC government authorities if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee stock options granted by offshore listed companies to PRC citizens.

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or Circular 7. Under Circular 7, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to Circular 7. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other PRC government authorities and may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

Changes in PRC’s political and economic policies could harm our business.

Our results of operations, financial condition and prospects are subject to economic, political and legal developments in the PRC. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. The PRC economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of PRC, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the PRC economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include, without limitation:

●	economic structure;

●	level of government involvement in the economy;

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●	level of development;

●	level of capital reinvestment;

●	control of foreign exchange;

●	methods of allocating resources; and

●	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of the OECD member countries. Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite these efforts to develop a legal system, the PRC’s system of laws is not yet complete. Even where adequate law exists in the PRC, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of the PRC’s judiciary, in many cases, creates additional uncertainty as to the outcome of any lawsuit. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in the PRC will also be subject to administration review and approval by various national and local agencies of the PRC’s government. Because of the changes occurring in the PRC’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approvals to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the PRC government may, in its sole discretion, prohibit us from conducting our business.

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversy between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to political and economic uncertainties and may be adversely affected by political, economic and social developments in the PRC. Over the past several years, the PRC government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The PRC government may not continue to pursue these policies or may alter them to our detriment from time to time with little, if any, prior notice. Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in the PRC and in the total loss of any investment in us.

Because our operations are located in the PRC, information about our operations is not readily available from independent third-party sources.

Our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Their operations will continue to be conducted in the PRC and shareholders may have difficulty in obtaining information about them from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

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Risks Related to this Offering and Ownership of our Common Stock

If we are unable to comply with certain conditions, our common shares may not trade on the NASDAQ Capital Market.

[We have received approval to list our common shares on the NASDAQ Capital Market provided that we pay the balance of our entry fee and show that we will have 300 round-lot shareholders prior to our first day of trading.] If we are unable to meet these final conditions our shares may not trade on the NASDAQ Capital Market. In addition, we have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on the NASDAQ Capital Market are “covered securities.” If we were unable to meet the final conditions for listing, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering until we have met the final conditions.

If we are listed on the NASDAQ Capital Market and our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our shares are listed on the NASDAQ Capital Market but are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are not so listed or are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our common shares may be volatile.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

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Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could reduce the price of our common shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of shares is outstanding before the consummation of this offering and [●] shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

You will experience immediate and substantial dilution.

The initial public offering price of our shares is expected to be substantially higher than the pro forma net tangible book value per share of our common shares. Assuming the completion of the offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We have not finally determined the uses of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. Specifically, we intend to use the net proceeds from this offering for expansion and upgrades of our production lines and warehouse facilities, establishment promotion of overseas sales websites, and working capital and general corporate purposes. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds.”

$500,000 from the proceeds of this offering will be placed in escrow for two years from the date of this offering for the purpose of indemnifying the underwriters and may not be used during the two years, or potentially at all, for further developing our business.

We have entered into an indemnification escrow agreement, whereby, we have agreed to place $500,000 from the proceeds of this offering into an escrow account in the United States for a period of two years following this offering for the purpose of satisfying an initial $500,000 in bona fide indemnity claims of the underwriters. Accordingly, we will not be able to use $500,000 from the proceeds of this offering to develop our business operations for two years, or at all, if we are required to indemnify the underwriters, which could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, and per share trading price of our common shares.

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The $500,000 of indemnity funds will be placed in a non-interest bearing escrow account and we are free to invest the $500,000 in securities with certain limitations, which may result in a loss of investment.

Pursuant to the terms of the indemnity escrow agreement, the $500,000 will be placed in a non-interest bearing account; in addition we are free to invest the escrowed indemnity funds in securities under certain limitations. Investments in securities carry the risk of the loss of capital. Depending upon the investment strategies employed and market conditions, the investment of the escrowed indemnity funds in securities may be adversely affected by unforeseen events involving such matters as political crises, changes in interest rates and forced redemptions of securities. Further, no guarantee or representation can be made that our investment strategy will be successful. Accordingly, we may lose all or some of our investment of the $500,000 and be unable to use a portion, or all of the escrowed indemnity funds, on our business, which will adversely impact our financial condition.

Our employees, officers and/or directors will control a sizeable amount of our common shares, decreasing your influence on shareholder decisions.

Assuming the sale of this offering, our employees, officers and/or directors will, in the aggregate, beneficially own approximately 34.3% of our outstanding shares. Specifically, our CEO and his spouse, in the aggregate, will beneficially own 42.2% following this offering, which, in turn, will allow such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval.  This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “Principal Stockholders.”

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a newly public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a newly public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

There may not be an active trading market for our common shares, which may cause shares of our common shares to trade at a discount from the initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has not been a public trading market for our shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares at an attractive price or at all. The initial public offering price per share will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares will trade in the public market after this offering. The market price of our stock may decline below the initial offering price and you may not be able to sell your shares of our stock at or above the price you paid in this offering, or at all.

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The market price of shares may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our shares may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of at or above the initial public offering price. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, or at all.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our shares to decline.

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of [●]% common shares outstanding. Of the outstanding shares, the 1,325,000 common shares sold or issued in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” The remaining outstanding [●] common shares held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and all our existing stockholders will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), or the BVI Act, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act). The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands may provide less protection for minority shareholders than those under US. law, so minority shareholders may have less recourse than they would under US. Law if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

We may not be able to pay any dividends on our shares in the future due to British Virgin Islands law.

Under British Virgin Islands law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after fiscal 2017, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

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We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds $1.0 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may decline and/or become more volatile.

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. We operate in a very competitive and rapidly changing environment. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Accordingly, you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

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You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of common shares of approximately $[_] million, based upon an assumed initial public offering price of $4.25 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional common shares is exercised in full, we estimate that we will receive net proceeds of approximately $[_] million, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $0.25 increase (decrease) in the assumed initial public offering price of $4.25 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $[_], assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 250,000 common shares in the number of common shares would increase (decrease) the net proceeds to us from this offering by approximately $[_], assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

Proceeds of this offering in the amount of $500,000 shall be used to fund an escrow account for a period of 24 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an Underwriting Agreement with the underwriters. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed.

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

●	Approximately $[●] million or [●]% for establishment promotion of overseas sales websites;

●	Approximately $[●] million or [●]% for expansion of the online warehouse logistics center;

●	Approximately $[●] million or [●]% for upgrades to our productions lines;

●	Approximately $[●] million or [●]% for working capital and general corporate purposes.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. This expected use of our net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions are they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. Pending remitting the offering proceeds to the PRC, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

DIVIDEND POLICY

The holders of shares of our common shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, the Operating Companies may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

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EXCHANGE RATE INFORMATION

Our business is conducted in China and all of our revenues are denominated in RMB. Capital accounts of our financial statements are translated into U.S. dollars from RMB at their historical exchange rates when the capital transactions occurred. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. Assets and liabilities are translated at the exchange rates as of the balance sheet date.

Balance sheet items, except for equity accounts	December 31, 2016	December 31, 2015
USD:RMB	6.9437	6.4917

Items in the statements of operations and comprehensive loss, and statements cash flows are translated at the average exchange rate of the period.

	Years Ended
	December 31, 2016	December 31, 2015
USD:RMB	6.6430	6.2288

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2016:

●	On an actual basis; and

●

On a pro forma basis to give effect to the sale of 1,325,000 common shares by us in this offering at the assumed initial public offering price of $4.25 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting commissions and estimated offering expenses and assuming that the underwriters do not exercise their over-allotment option.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

As of December 31, 2016

	As Reported	Pro Forma Adjusted for IPO(1)
Common shares
Shares(2)	7,900,000	9,225,000
Par Value Amount	$7,900	$9,225
Additional Paid-In Capital	$3,478,831	$7,773,787
Statutory Reserves	$140,570	$140,570
Retained Earnings	$727,807	$727,807
Accumulated Other Comprehensive Income	$(102,356)	$(102,356)
Total	$4,252,752	$8,549,033

(1)	Gives effect to the sale of 1,325,000 shares at the offering price of $4.25 per share, and to reflect the application of the proceeds after deducting a 8% underwriting discounts, 1.5% non-accountable expense allowance fee and our estimated offering expenses of $800,000.
(2)	The number of shares shown in the first column is the number of shares as of December 31, 2016.
(3)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting a 8% underwriting discount, a 1.5% non-accountable expense allowance fee and approximately $800,000 in expenses, less the par value of the shares offered. We expect to receive net proceeds of $4,296,281 of which $4,294,956 would be attributable to additional paid in capital after deducting $1,325 in aggregate par value amount.

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DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Our pro forma net tangible book value as of December 31, 2016 was $8,549,033, or $0.93 per share. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our share stock outstanding.

Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. After giving effect to our issuance and sale of 1,325,000 shares in this offering at an assumed initial public offering price of $4.25 per share, after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of December 31, 2016 would have been $8,549,033, or $0.93per share. This represents an immediate increase in net tangible book value to existing shareholders of $0.39 per share. The public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares in this offering will suffer an immediate dilution of their investment of $3.32 per share. The following table illustrates this per share dilution to the new investors purchasing shares in this offering:

Offering(1)
Assumed offering price per common share	$4.25
Net tangible book value per common share as of	$0.54
Increase per common share attributable to this offering	$0.39
Pro forma net tangible book value per common share after the offering	$0.93
Dilution per common share to new investors	$3.32

A $1.00 increase (decrease) in the assumed public offering price of $4.25 per share would increase (decrease) the pro forma net tangible book value by $1,199,125 million, the pro forma net tangible book value per share after this offering by $0.13 per share and the dilution in pro forma net tangible book value per share to investors in this offering by $4.19 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

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SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents our selected historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statement and notes thereto included elsewhere in this prospectus. The following selected consolidated financial and operating data for the fiscal years ended December 31, 2016 and 2015, and the consolidated balance sheet data as of December 31, 2016 and 2015, have been derived from our consolidated financial statements included elsewhere in this prospectus.

The following table provides our selected historical financial data for the years ended December 31, 2016 and 2015.

	December 31,	December 31,
	2016	2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,145,103	$651,680
Restricted cash	707,120	854,938
Accounts receivable	865,491	397,013
Advances to suppliers	711,751	136,870
Inventories	5,973,124	2,994,949
Due from related parties	35,842	1,416,980
Prepayments and other current assets	383,932	194,833
Total current assets	9,822,363	6,647,263
NON-CURRENT ASSETS:
Property, plant and equipment, net	3,306,735	3,470,598
Land use right, net	110,821	121,758
Total non-current assets	3,417,556	3,592,356
Total assets	$13,239,919	$10,239,619

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,262,375	$2,525,573
Accounts payable - related party	111,139	-
Notes payable	1,414,232	1,221,560
Advances from customers	802,339	332,781
Short term loans	1,728,185	1,848,514
Taxes payable	124,829	220,645
Due to related parties	1,120,702	932,220
Deferred tax liability, current	13,795	14,885
Other current liabilities	409,571	466,039
Total current liabilities	8,987,167	7,562,217
Total liabilities	8,987,167	7,562,217
EQUITY:
Common stock ($0.001 par value; 200,000,000 shares authorized; 7,900,000 shares issued and outstanding at December 31, 2016 and 2015)	7,900	7,900
Additional paid-in capital	3,478,831	2,691,234
Retained earnings (deficit)	727,807	(180,717)
Statutory reserves	140,570	39,923
Accumulated other comprehensive income (loss)	(102,356)	119,062
Total stockholders' equity	4,252,752	2,677,402
Total liabilities and stockholders' equity	$13,239,919	$10,239,619

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	For The Years Ended December 31,
	2016	2015

Net Revenues	$24,443,736	$16,312,274
Cost of revenues	17,368,249	12,289,773
Gross profit	7,075,487	4,022,501
Operating expenses:
Selling expense	3,439,843	1,820,700
Research and Development expense	1,076,568	593,962
General and Administrative expense	1,407,787	931,107
Total operating expenses	5,924,198	3,345,769
Income from operations	1,151,289	676,732
Other income (expenses)	(52,317)	59,602
Income before income taxes provision	1,098,972	736,334
Income tax provisions	89,801	269,581
Net income	$1,009,171	$466,753

Total Comprehensive income	$787,753	$323,319

POST-OFFERING OWNERSHIP

The following charts illustrate our pro forma proportionate ownership, upon completion of this offering by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the assumed offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased		Total Consideration			Average Price
	Amount (#)	Percent (%)	Amount ($)		Percent (%)	Per Share ($)
Existing shareholders	7,900,000	86%	4,687,194	(1)	45%	$0.59
New investors	1,325,000	14%	5,631,250		55%	$4.25
Total	9,225,000	100%	10,318,444		100%	$1.12

The chart below illustrates our pro forma proportionate ownership if the over-allotment option is exercised:

	Shares Purchased		Total Consideration			Average Price
	Amount (#)	Percent (%)	Amount ($)		Percent (%)	Per Share ($)
Existing shareholders	7,900,000	84%	4,687,194	(1)	42%	$0.59
New investors	1,523,750	16%	6,475,938		58%	$4.25
Total	9,423,750	100%	11,163,132		100%	$1.18

(1)

On September 30, 2015, TDH Holdings issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10; On August 8, 2016, a total of 7,518,908 shares were issued at $0.5 per share, with a consideration of $3,759,454; On December 31, 2016, a total of 371,092 common shares were issued at $2.5 per share to Fulcan Capital Partners, LLC, Xiumei Lan and Zhonghua Liu with a consideration of $927,730. As a result, the Company issued total shares of 7,900,000 with a total consideration of $4,687,194 for the existing shareholders. Accordingly, the average price per share of $0.59 was the result of total consideration of $4,687,194 divided by total shares of 7,900,000.

If the underwriters’ over-allotment option of 198,750 shares is exercised in full, the number of shares held by existing stockholders will be reduced to 84% of the total number of shares to be outstanding after this offering; and the number of shares held by the new investors will be increased to 1,523,750 shares, or 16%, of the total number of shares outstanding after this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We specialize in the development, manufacture and sale of a variety of pet food products under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe. We offer in excess of 200 products, which are classified into 5 product lines: pet chews, dried pet snacks, wet canned pet food, dental health snacks, and baked pet biscuits (as well as non-food items like dog leashes, pet toys, etc.). Our multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America. Our rapid growth businesses, especially our most promising business of cross-border e-commerce and domestic e-commerce, is moving us forward to be one of the leading manufacturers of pet snacks in China and beyond.

Products research and development play an important role in our business. Our production processes are developed based upon a number of in-house developed technologies. The primary focus of such technologies is on customer needs, which allows us to maintain an effective market-oriented research and development model. Currently, we have been granted 9 invention and utility model patents, and applied 4 more patents. Because of our in-depth research and development effort and our proprietary recipes, cooking techniques and packaging developed over the last decade, we are able to provide differentiated pet food products to consumers throughout the world.

We own one facility and lease three others, with a total production area of approximately 250,000 square feet built to high quality food production standards, all of which are located at the areas with developed transport facilities in the coastal city of Qingdao City Shandong Province, PRC. Our Canning facility has 20 years of export processing history and maintains ISO9001, Hazard Analysis Critical Control Point (HACCP), British Retail Consortium (BRC) and International Featured Standards (IFS) certifications, as well as EU registration for this facility. Our total daily production capacity at these facilities is approximately 15 tons.

We also maintain a call service center in Qingdao with approximately 10 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

We employ approximately 230 full-time at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

Our workforce is highly skilled in animal nutrition, sales and marketing. Led by Cui Rongfeng, our founder, chairman and chief executive officer, our management team is comprised of an experienced group of executives, with have many years of operating experience in their respective departments.

We actively pursue markets in which our products can make a substantial difference to customers. Our current capabilities allow us to develop new and innovative products and obtain new distribution channels for existing and potential markets. Starting from 2013, we utilize online sale and multi-brand, multi-store brand sale strategies. We use Tmall.com, jd.com, 1688, YHD, EBay, and Amazon as our marketing platforms and establish a comprehensive network of various brand shops in China, and set up direct sale website in Europe and US. Our products are available in multiple forms, including slice and serve rolls, strips, tubs, etc. All of our products are sold under several different brand names, including, among others, Pet Cuisine, Hum & Cheer, Like, TDH, Tiandihui and Dog Zone Sasami.

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Our sales and marketing team consists of 2 integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and ODM overseas marketing group. We operate a B2F (business-2-factory) business model. Our model relies on our R&D strength to devise product lines and provide our customers with personalized and customized products. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in making appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Using Tmall.com, jd.com, 1688.com, alibaba.com, yhd.com, and Amazon as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on Amazon and EBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts.

We believe we will maintain a continued growth and increase our net income in the coming years.

We operate our business in China through our subsidiaries, Tiandihui, Chongai Jiujiu and Kangkang development.

Revenues

We derive our revenues from wholesale and retail of pet food, mainly through our oversea and domestic agents, and electronic commerce platforms. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

The following factors affect the revenues we derive from our operations.

Maintain our competitive advantages. Based on our strength in research and development, we can provide more than 200 pet snack products which give our customers more choices and a greater sense of satisfaction. We focus on the needs of the market and provide our customers with personalized and customized products. We have formed our own unique and competitive advantages. However, the market conditions and consumer preferences change rapidly. If we fail to maintain our reputation and competitiveness, customers demand for our products could decline.

Competition. The market of pet food is very competitive. The number of pet food manufacturers is increasing due to the growth of actual and predicted demand for pet food products and the relatively low barriers to entry. Moreover, Our PRC market is characterized by price competition, product quality and the presence of a number of medium to large companies. We are subject to pricing pressure and may experience a decline in average selling prices for our products. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire pet food industry. In order to mitigate the pricing pressure, we have to differentiate ourselves from our competitors based on the value we bring to our customers through the quality and variety of our products. If we fail to attract and retain customers in our target markets for our current and future products, we will be unable to maintain or increase our revenues and market share.

Some of our competitors have established more prominent market positions. We believe that our principal competitors include the following companies: Yantai China Pet Foods Co., Ltd., Wenzhou Peidi Pet Products Co Ltd. and Shouguang Xincheng Food Co., Ltd.

Expansion of E-commerce sales. We believe that we should continue to expand our business, especially our domestic and oversea E-commerce business. Our E-commerce business contributed approximately 18.25% and 10.09% of our 2016 and 2015 total revenue, respectively. The amount reached $4,461,504 for the year ended December 31, 2016 from $1,645,765 for the year ended December 31, 2015, representing an increase of 171%. If we fail to maintain our rapid growth in E-commerce business, our total revenue growth could slow down.

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Loss of key personnel. Our rapid growth in revenue was derived from our competitive advantages in our products. We rely heavily on the expertise and leadership of our senior management to maintain our core competence. The loss of the service of any of our key personnel could adversely affect our business, especially Rongfeng Cui, our founder, Chairman and Chief Executive Officer. We have obtained non-compete agreements and confidentiality agreements from our scientist and technique staffs in our research and development and manufacturing departments.

Potential trade protection action. Trade protectionism actions filed with the regulatory authorities in United States, European Union or elsewhere around the world could result in the imposition of additional duties and tariffs on the importation of pet food from China to each respective national market.  Any determination of duties and tariffs against importation of our modules into the United States and Europe could render us unable to sell products in these countries that could impact our sales, business operations, competitiveness, and profitability.

Group boycott initiated by the local pet food association. Currently we still rely on the local agents to expand our sales in oversea market. The pet food association in some country was influential in local market. It is possible that these associations may boycott our pet snack products for the reasons such as low price dumping, substandard products, etc. If this is the case, our revenue will be adversely affected.

Macro-economic conditions. Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. A macroeconomic downturn, which decreases the disposal personal income and reduces the need for luxury goods, may contribute to decreased sales of our pet food products. Conversely, the economic growth may result in more sales of our pet food products.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues consists primarily of direct raw materials, direct payroll of workshop staff, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and overhead expenses necessary to manufacture finished goods as well as distribution costs such as inbound freight charges. We expect our cost of revenues to increase in absolute dollars as we acquire more significant amounts of raw materials and expand our workshop staff to support our continued growth. We expect our cost of revenue as a percentage of revenue to maintain stable.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff in supporting departments, research and development expense, communication costs, gasoline, welfare expenses, education expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will increase when we are a publicly-traded company in the United States.

Income tax expense. We account for income taxes under the provisions of Section 740-10-30 of the FASB Accounting Standards Codification, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

As TDH Holdings, TDH HK, TDH Petfood LLC and Kangkang Development had no operating profit or tax liabilities for the years ended December 31, 2016 and 2015, our income tax expense reflects income tax paid and provided by Tiandihui and Chongai Jiujiu.

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The following factors affect our cost of revenues and expense.

Price fluctuation of raw materials. The purchase of raw materials accounts for the majority of cost of goods sold. The price of raw materials is out of our control and the fluctuation of materials may significantly affect our operating results. Although our current materials supply is stable, we could be impacted by material price fluctuation in coming years.

Prevailing salary levels. Our cost of revenues is impacted by prevailing salary levels. Although we have not been subject to significant wage inflation in China, a significant increase in the market rate for wages could harm our operating results and our operating margin. Our ability to attract, retain, and expand our senior management and our professional and technical staff is an important factor in determining our future success. The market for qualified scientists and researchers is competitive. From time to time, it may be difficult to attract and retain qualified individuals with the required expertise at a fair wage. An increase in compensation of our scientists and researchers may increase our operating cost.

Depreciation. Our depreciation expenses are mainly driven by the net value of machinery equipment, motor vehicles, buildings and other items. Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life of 35 years, 10 years and 5 years. Any change of the depreciation accounting policy or impairment of our property may affect our operating results.

Shipping and handling expense. Our shipping and handling expense includes domestic freight, oversea shipping freight, domestic express fee, distribution cost in European Union and USA. Because of rapid growth of E-commerce business, our domestic express fee accounted for approximately 14% of the related revenue, and our distribution cost inside European Union, which was outsourced to Amazon, reached 30% of the related revenue. In order to reduce handling cost in sales, we try to decrease the domestic express fee to 13% by larger scale and closer cooperation with express company, and set up our own distribution department to replace the Amazon.

Research and Development expense. Due to the uncertainty for the result of our R&D activities, we expensed all of our R&D expenditure. The R&D expense for the year ended December 31, 2015 was $593,962, and reached $1,076,568 for the year ended December 31, 2016. We expected more R&D projects would be approved and implemented, in the coming years to maintain our competitive advantage.

Results of Operations

For the year ended December 31, 2016 and 2015

	For the Years Ended December 31,
	2016	2015
Net revenues	$24,443,736	$16,312,274
Cost of revenues	17,368,249	12,289,773
Gross profit	7,075,487	4,022,501
Gross margin	28.95%	24.66%
Selling expense	3,439,843	1,820,700
R&D expense	1,076,568	593,962
General and administrative expenses	1,407,787	931,107

Operating income	$1,151,289	$676,732

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Revenues. Our revenue from third parties was $24,443,736 and $16,312,274 for the years ended December 31, 2016 and 2015, respectively, an increase of $8,131,462, or 49.85%. Our revenue growth in the year ended December 31, 2016 resulted primarily from substantial growth in oversea sales and-significant growth in our E-commerce business. The following table displays our revenue by different marketing channels.

	For the Years Ended December 31,
	2016	2015	Fluctuation	%
Oversea sales	$18,882,589	$13,987,822	4,894,767	34.99%
Domestic sales	1,129,134	701,425	427,709	60.98%
Electronic commerce	4,461,504	1,645,765	2,815,739	171.09%
Less: Sale tax and addition	(29,491)	(22,738)
Total revenues	$24,443,736	$16,312,274	8,131,462	49.85%

The revenue generated from different product lines are set forth as following:

	For the Years Ended December 31,
	2016	2015
Pet chews	$10,316,841	$6,581,597
Dried pet snacks	11,204,517	7,902,104
Wet canned pet food	1,926,455	1,444,143
Dental health snacks	606,648	321,711
Baked pet biscuits	123,898	85,457
Others	294,867	-
Less: Sale tax and addition	(29,490)	(22,738)
Total revenues	$24,443,736	$16,312,274

The revenue generated from different countries are set forth as following:

	For the Years Ended December 31,
	2016	2015
South Korea	$5,299,721	$4,689,733
China	5,073,272	2,347,190
United Kingdom	3,227,619	289,228
Germany	3,204,314	3,309,266
Other countries	7,668,300	5,699,595
Less: Sale tax and addition	(29,490)	(22,738)
Total revenues	$24,443,736	$16,312,274

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

Our domestic E-commerce sales accounted for most of the total E-commerce sales. For the year ended December 31, 2016, our domestic E-commerce sales increased by $2,298,374, or 140%, to $3,944,139, as compared to $1,645,765 for the year ended December 31, 2015. We began to generated sales of $517,365 in oversea E-commerce for the year ended December 31, 2016.

With regard to overseas wholesales, as our businesses involved in more and more oversea marketplace, we reduced our dependence on certain countries’ markets. Revenue generated from South Korea and Germany accounted for 34% and 24% of our oversea sales for the year ended December 31, 2015, and these ratios decreased to 28% and 16%, respectively, for the year ended December 31, 2016. In addition, revenue generated from the United Kingdom increased to account for 17% of the oversea sales, ranking second for the year ended December 31, 2016.

Revenues generated from our major product lines - Pet chews, dried pet snacks and Wet canned pet foods, account for 96% and 98%, respectively, of our total sales for the year ended December 31, 2016 and 2015. Revenue generated from these three food product lines increased by 57%, 42% and 33%, respectively, from the year ended December 31, 2015 to the year ended December 31, 2016.

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Our sales growth was mainly driven by the growth in sales volume. The growth in sales volume for Pet chews, Dried pet snacks and Wet canned pet foods were 46%, 49% and 11%, respectively, for the year ended December 31, 2016 comparing to the year ended December 31, 2015. With regard to our selling price, Pet chews and Wet canned pet foods increased by 15%, and 28%, respectively. Selling price of dried pet snacks remained stable for the year ended December 31, 2016.

Cost of revenues. Our cost of revenues is primarily comprised of the cost of our raw materials, labor and factory overhead, in which the raw materials accounts for 80% to 85%. Our cost of revenues increased by $5,078,476, or 41.32%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. This absolute dollar increase in cost of revenues was mainly due to the 49.85% increase in our total net revenue for the year ended December 31, 2016. Our cost of revenues as a percentage of revenue was 71.05% and 75.34% for the years ended December 31, 2016 and 2015, respectively.

Gross margin. Our gross margin increased by 4.29%, from 24.66% for the year ended December 31, 2015, to 28.95% for the year ended December 31, 2016. This increase was primarily due to the fact that more products were outsourced in manufacturing process during the year ended December 31, 2016. In practice, manufacturing process outsourcing was able to improve our production efficiency, and reduce unit cost of product. Our semi-finished goods from outsourcing factories accounted for 39% of our total purchasing amount in 2016, compared to 22% in 2015. The significant increase in outsourcing production contributed to our conversion cost as a percentage of revenue decreased by 4.97%, from 16.60% for the year ended December 31, 2015, to 11.63% for the year ended December 31, 2016, while the direct materials cost as percentage of revenue increased by 0.68%, from 58.74% for the year ended December 31, 2015, to 59.42% for the year ended December 31, 2016.

Selling, general and administrative expenses. Selling, general and administrative expenses were $4,847,630 for the year ended December 31, 2016, and $2,751,807 for the year ended December 31, 2015, an increase of $2,095,823, or 76%.The scale of increase in selling, general and administrative expenses was larger than the increase in revenue, which increased 50% from the year ended December 31, 2015, to the year ended December 31, 2016. Accordingly the ratio of Selling, general and administrative expenses as a percentage of revenue increased from 16.9% for the year ended December 31, 2015 to 19.8% for the year ended December 31, 2016. Selling expense was $3,439,843 for the year ended December 31, 2016 and $1,820,700 for the year ended December 31, 2015, an increase of $1,619,143, or 89%. The increase in selling expense was mainly due to the increase in e-commerce promotion expenses, e-commerce platform commission, shipping and handling expenses and payroll expenses for marketing personnel. The e-commerce promotion expenses increased by 155%, from $187,035 for the year ended December 31, 2015, to $477,504 for the year ended December 31, 2016. The e-commerce commission increased by 129%, from $93,187 for the year ended December 31, 2015, to $213,593 for the year ended December 31, 2016. The increase was due to the Company’s strategy expanding e-commerce business starting 2016. Shipping and handling expenses increased by 62%, from $516,409 for the year ended December 31, 2015, to $836,561 for the year ended December 31, 2016. The payroll expenses for marketing personnel increased by 59%, from $465,573 for the year ended December 31, 2015, to $741,080 for the year ended December 31, 2016. The increase was the result of business expansion and increase in number of employees during the year ended December 31, 2016, comparing to the year ended December 31, 2015.

General and administrative expenses was $1,407,787 for the year ended December 31, 2016 and $931,107 for the year ended December 31, 2015, an increase of $476,680, or 51%. The increase was mainly due to the additional professional fee related to the IPO in the amount of $344,634 incurred in 2016.

We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will increase when we are a publicly-traded company in the United States.

Income from operations. Our income from operations was $ 1,151,289 for the year ended December 31, 2016, and $676,732 for the year ended December 31, 2015. Our operating income as a percentage of total revenues was 4.71% for the year ended December 31, 2016 and 4.15% for the year ended December 31, 2015. The increase in our income from operations resulted from the expansion of our oversea sales and rapid growth of E-commerce business for the year ended December 31, 2016.

Income taxes. We incurred income tax expense of $ 89,801 and $269,581 for the years ended December 31, 2016 and 2015, respectively. Our income tax expense decreased significantly for the year ended December 31, 2016 was attributable to decrease in income tax rate from 25% to 15% due to designation of “High-tech Enterprise” for Tiandihui, and additional deduction of R&D expense.

As TDH Holdings, TDH HK, incurred net loss for the year ended December 31, 2016 and 2015, Chongai Jiujiu incurred net loss for the year ended December 31, 2015 and TDH Petfood LLC and Kangkang did not have any operations for the year ended December 31, 2016, the income tax expense referred to the income tax incurred by Tiandihui for the years ended December 31, 2015 and 2016; and Chongai Jiujiu for the year ended December 31, 2016. Tiandihui was subject to the 15% and 25% enterprise income tax rate for the year ended December 31, 2016 and 2015 respectively. Chongai Jiujiu was subject to the 25% enterprise income tax rate for the year ended December 31, 2016.

Net income. Our net income was $ 1,009,171 and $466,753 for the years ended December 31, 2016 and 2015, representing an increase of $542,418. The increase in net income was a result of our increased revenue and higher gross margin, offset by increased selling and administrative expense for the year ended December 31, 2016, compared to the year ended December 31, 2015.

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Liquidity and Capital Resources

For the year ended December 31, 2016 and 2015

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2016, our working capital was positive $835,196, compared to working capital of negative $914,954 at December 31, 2015.

Our cash and cash equivalents balance at December 31, 2016 totaled $1,145,103, compared to $651,680 at December 31, 2015. During the year ended December 31, 2016, we used cash in operating activities of $1,489,118, provided cash by investment activities of $944,188, provided cash by financing activities of $1,071,764, and offset by the negative effect of prevailing exchange rates on our cash negative of $33,411. During the year ended December 31, 2015, we used cash in operating activities of $700,738, used cash in investment activities of $309,661, provided cash by financing activities of $1,501,326, and had the negative effect of prevailing exchange rates on our cash negative of $29,581.

Net cash used in operating activities for the year ended December 31, 2016 totaled $1,489,118. The activities were mainly comprised of an increase in net inventory of $3,316,762, an increase in net accounts receivable of $609,099, an increase in advance to suppliers of $610,215, and offset by our net income of $1,009,171, depreciation and amortization expense of $256,104, an increase in account payable of $1,321,954, an increase in notes payable of $284,510, an increase in advance from customers of $513,456.

Net cash used in operating activities for the year ended December 31, 2015 totaled $700,738. The activities were mainly comprised of a net income of $466,753, depreciation and amortization of $266,534, a decrease in net accounts receivable of $336,193, a decrease in advance to suppliers of $492,800, a decrease in prepayments and other current assets of $167,519, and offset by an increase in inventory of $2,136,489, a decrease in account payable of $482,510, a decrease in advances from customers of $92,736.

The increase in cash out flows from our operating activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily resulted from cash paid for purchase of inventory, leading to inventory increased $3,316,762 and advances to suppliers increased $610,215, partially offset by increased net income of $1,009,171 and increased accounts payable of $1,321,954.

Generally, we are a rapid growth emerging enterprise. With business expansion, the Company has to purchase more inventory to meet the increased demand in the next year. In addition, our inventory turnover days increased from 61 days for the year ended December 31, 2015 to 89 days for the year ended December 31, 2016. As a consequence, the Company’s inventory balance increased by $2,978,175 or 99%, from $2,994,949 as of December 31, 2015 to $5,973,124 as of December 31, 2016.

Net cash provided by investing activities for the year ended December 31, 2016 totaled $944,188. The activities were primarily comprised of loan of $2,543,946 offered to related parties, and offset by repaid loan of $3,400,799 from related parties, and change in restricted cash of $96,337.

Net cash used in investing activities for the year ended December 31, 2015 totaled $309,661. The activities were primarily comprised of $231,939 spent to purchase property and equipment, loan of $5,941,665 offered to related parties, and offset by collections from related parties of $5,790,092.

One of our primary uses of cash in our investing activities for each period is for our purchase of property and equipment, including machinery equipment, vehicles, and electronic equipment for expansion of production capacity. We spent $222,937 less than the year of 2015 in purchasing property and equipment (including CIP) for the year ended December 31, 2016, In addition, we collected $2,389,293 less than the year of 2015 in repayment from our related parties, paid $3,397,719 less than the year of 2015 in advance to our related parties, and received $22,486 more from restricted cash for the year ended December 31, 2016. As a result, we provided $1,253,849 more than the year of 2015 in our investing activities for the year ended December 31, 2016.

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For the year ended December 31, 2016, net cash provided by financing activities was $1,071,764. We received these funds from borrowings from related parties of $3,503,190, borrowings from short term bank loan of $1,806,411, proceeds from issuing common stock of $3,759,423, offset by capital distribution in connection with acquisition of a subsidiary of $2,880,000, repayment of short term bank loan of $1,806,411, and repayment to related parties of $3,310,849.

For the year ended December 31, 2015, net cash provided by financing activities was $1,501,326. We received these funds from borrowing from related parties of $971,575 and short term bank loan of $3,243,000, offset by repayment of short term bank loan of $2,713,203.

We received $429,562 less than the year of 2015 in financing activities for the year ended December 31, 2016. We received proceeds of $1,436,589 less than the year of 2015 from borrowings from short term bank loan for the year ended December 31, 2016. We received proceeds of $2,531,615 more than the year of 2015 in borrowings from related parties, paid $906,792 less than the year of 2015 in repayments of short term bank loan, received $3,759,413 more in issuance of common stock, and paid $2,880,000 in capital distribution in connection with acquisition of a subsidiary for the year ended December 31, 2016.

For 2017, we expect our main growth will be from our E-commerce business. The demand for our products appears to be strengthening, from which we expect to generate more positive cash flow. We believe that we will be able to finance our working capital needs and planned facilities improvements and expansion for at least the next 12 months from cash generated from operations, borrowings under our revolving line of credit and the proceeds from this offering, however we can make no assurance that we will raise sufficient capital in this offering alone or at all, or if we do raise capital that it will be immediately accessible to us in light of certain Chinese regulations.

In 2015, 2016 and 2017, we entered into the following revolving lines of credit.

On January 8, 2015, we entered a line of credit of approximately $576,062 (RMB 4,000,000) from China Postal Savings Bank - Qingdao Branch. The line of credit starts from January 8, 2015 and ends on January 7, 2017, bearing interest at approximately 125% of the prevailing PRC prime rate. The borrowings under the line of credit are guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. This line of credit was extended for another year upon the expiration date and the outstanding balance remained at $576,062 as of May 31, 2017; as of the same date, the interest rate on this line of credit was 5.655%.

On August 10, 2016, we obtained a line of credit of approximately $705,676 (RMB 4,900,000) from Industrial & Commercial Bank of China - Qingdao Shinan Second Branch. The line of credit starts from August 10, 2016 and ends on July 2, 2017, bearing interest at approximately 120% of the prevailing PRC prime rate. The borrowings under the line of credit are guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The outstanding balance for this line of credit agreement remained at $705,676 as of May 31, 2017; as of the same date, the interest rate on this line of credit was 5.22%.

On March 25, 2017, we obtained a line of credit of approximately $288,031 (RMB 2,000,000) from China Postal Savings Bank - Qingdao Branch. The line of credit starts from March 29, 2017 and ends on March 28, 2018, bearing interest at approximately 140% of the prevailing PRC prime rate. The borrowings under the line of credit are guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The outstanding balance for this line of credit agreement remained at $288,031 as of May 31, 2017; as of the same date, the interest rate on this line of credit was 6.09%.

See “Risk Factors – We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take a number of months.”

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and projects. Compared to $1,848,514 short-term loans outstanding as of December 31, 2015, we had $1,728,185 short-term loans outstanding as of December 31, 2016.

We expect to incur additional costs associated with becoming a reporting company in the United States, primarily due to increased expenses that we will incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

Regulatory Restrictions on Capital Injections

We plan to use proceeds from this offering to fund our business. In order to do so, we will be required to comply with the following Chinese regulations regarding capital injections to foreign-invested enterprises.

Chinese regulations relating to investments in offshore companies by Chinese residents. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Round trip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires Chinese residents to register and update certain investments in companies incorporated outside of China with their local SAFE branch. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 37, which imposed obligations on Chinese subsidiaries of offshore companies to coordinate with and supervise any Chinese-resident beneficial owners of offshore entities in relation to the SAFE registration process.

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We may not be aware of the identities of all of our beneficial owners who are Chinese residents. We do not have control over our beneficial owners and cannot assure you that all of our Chinese -resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are Chinese residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are Chinese residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese subsidiaries to fines and legal sanctions, which may be substantial. Failure to register may also limit our ability to contribute additional capital to our Chinese subsidiaries and limit our Chinese subsidiaries’ ability to distribute dividends to our Company. These risks may have a material adverse effect on our business, financial condition and results of operations.

China regulates loans to and direct investment in Chinese entities by offshore holding companies and there is governmental control of currency conversion. We are an offshore holding company conducting our operations in China through our wholly owned subsidiary Tiandihui. As an offshore holding company, we may make loans and additional contributions to Tiandihui subject to approval from government authorities and RMB 40,000,000 limitations on amount.

Any loan to Tiandihui, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on The Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE. As of December 31, 2016, the amount of approved total investment of Tiandihui was $5,760,618 (RMB 40,000,000) and TDH HK have invested $3,168,340 (RMB 22,000,000) into Tiandihui, which means Tiandihui currently cannot obtain loans in excess of $2,592,278 from our entities outside mainland China.

We may choose to finance Tiandihui by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. In March 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No.19, which became effective in June 2015. SAFE Circular No.19 regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. Furthermore, SAFE promulgated a circular in June 2016, SAFE Circular No.16, which further revises some clauses in the SAFE Circular No.19. SAFE Circular No. 19 and No.16 provide that the capital-account foreign exchange incomes of a domestic enterprise shall not be used for expenditures that are forbidden by relevant laws and regulations, for purposes that are not included in the business scope approved by the applicable government authority, shall not be used for direct or indirect equity investments within China or for any other kind of investment except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations, shall not be used for issuing RMB entrusted loans (except included in the business scope approved by the applicable government authority or issuing RMB entrusted loans to affiliated enterprises), repaying inter-enterprise loans, repaying bank loans which has been refinanced to third parties, issuing RMB loans to non-affiliated enterprises unless expressly permitted in the business scope and shall not be used to purchase real estate that is not for personal use except if the company is a real estate enterprise. In addition, SAFE supervises the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company by further focusing on ex post facto supervision and violations. These two circulars may limit our ability to use the net proceeds from this offering to invest in or acquire any other Chinese companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

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Capital Resources

As of December 31, 2016 and 2015

The following table provides certain selected balance sheets comparisons between years ended December 31, 2016 and 2015:

	For years ended December 31,
	2016	2015	Fluctuation	%

ASSETS
Cash	$1,145,103	$651,680	493,423	75.72%
Restricted cash	707,120	854,938	(147,818)	(17.29)%
Accounts receivable, net	865,491	397,013	468,478	118.00%
Advanced to suppliers	711,751	136,870	574,881	420.02%
Inventory	5,973,124	2,994,949	2,978,175	99.44%
Due from related parties	35,842	1,416,980	(1,381,138)	(97.47)%
Prepayment & other current assets	383,932	194,833	189,099	97.06%
Total current assets	9,822,363	6,647,263	3,175,100	47.77%
Property and equipment, net	3,306,735	3,470,598	(163,863)	(4.72)%
Land use right, net	110,821	121,758	(10,937)	(8.98)%
Total non-current assets	3,417,556	3,592,356	(174,800)	(4.87)%
Total assets	$13,239,919	$10,239,619	3,000,300	29.30%

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$3,262,375	$2,525,573	736,802	29.17%
Account payable - related party	111,139	-	111,139	100%
Notes payable	1,414,232	1,221,560	192,672	15.77%
Advanced from customers	802,339	332,781	469,558	141.10%
Short term loan	1,728,185	1,848,514	(120,329)	(6.51)%
Tax accrual	124,829	220,645	(95,816)	(43.43)%
Due to related parties	1,120,702	932,220	188,482	20.22%
Deferred tax liability, current	13,795	14,885	(1,090)	(7.32)%
Other current liability	409,571	466,039	(56,468)	(12.12)%
Total current liabilities	8,987,167	7,562,217	1,424,950	18.84%
Total liabilities	8,987,167	7,562,217	1,424,950	18.84%

We maintain cash and cash equivalents in mainland China and Hong Kong. At December 31, 2016 and 2015, bank deposits were as follows:

	December 31,
Country	2016	2015
China (Mainland)	$1,138,434	$489,143
China (Hongkong)	51,268	8,996
Total	$1,189,702	$498,139

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The majority of our cash balances at December 31, 2016 and December 31, 2015 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to China government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Cash and cash equivalents

As of December 31, 2016, cash and cash equivalents were $1,145,103, compared to $651,680 at December 31, 2015. The components of this increase of $493,423 are reflected below.

	Years Ended December 31,
	2016	2015
Net cash used in operating activities	$(1,489,118)	$(700,738)
Net cash provided by (used in) investing activities	944,188	(309,661)
Net cash provided by financing activities	1,071,764	1,501,326
Exchange rate effect on cash	(33,411)	(29,581)

Net cash inflow	$493,423	$461,346

Restricted cash

We had restricted cash of $707,120 and $854,938 as of December 31, 2016 and 2015, respectively. This restricted cash represents the bank deposit balance for issuing bank acceptance. The balances of notes payable were $1,414,232 and $1,221,560 as of December 31, 2016 and 2015 respectively. As the deposit was provided and only used by us as pledge for its bank acceptance notes, could not be used for other purposes during the term of the notes, and directly used to settle the liabilities when the bank acceptance notes became due, it was recorded as restricted cash as of December 31, 2016 and 2015.

Accounts receivable

Accounts receivable, net as of December 31, 2016 was $865,491, an increase of $468,478 compared to $397,013 as of December 31, 2015. Most of our customers are oversea reputable agents, who have a long term good relations of cooperation. Usually, we collected our account receivable within 1 month. No allowance for account receivable was provided as of December 31, 2016 and 2015.

Inventories

As of December 31, 2016, our inventory balance was $5,973,124, an increase of $2,978,175 compared to $2,994,949 as of December 31, 2015. The increase was due to the growth of our sales for the year ended December 31, 2016.

Due from related parties

As of December 31, 2016, the balances of due from related parties were $35,842, a decrease of $1,381,138, compared to $1,416,980 at December 31, 2015. The amount owed to the Company by related party companies represents non-secured short-term loans obtained from the Company, which bear no interest and are due on demand.

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Due to related parties

As of December 31, 2016, the balances of due to related parties were $1,120,702, an increase of $188,482, compared to $932,220 at December 31, 2015. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

Property, plant and equipment, net

Property, plant and equipment as of December 31, 2016 were $3,306,735, a slight decrease of $163,863compared to $3,470,598 as of December 31, 2015. General speaking, the company did not purchase property or dispose of property on large scale for the year ended December 31, 2016. Depreciation expense for the years ended December 31, 2016 and 2015 was $252, 957 and $263,177, respectively.

Land use right, net

Land use right, net as of December 31, 2016 were $110,821, a slight decrease of $10,937, compared to $121,758 as of December 31, 2015. During the years ended December 31, 2016 and 2015, amortization expense amounted to $3,147 and $3,357, respectively.

Accounts payable and Notes payable

Account payable represents our commercial credit offered to the suppliers. And Notes payable was the bank acceptance notes to suppliers.

Accounts payable decreased by $736,802, to $3,262,375 as of December 31, 2016, from $2,525,573 as of December 31, 2015.

Notes payable slightly decreased by $192,672, to $1,414,232 as of December 31, 2016, from $1,221,560 as of December 31, 2015.

Short term loan

Balance of short term loan as of December 31, 2016 was $1,728,185,representing a decrease of $120,329, or 6.51%, compared with balance of $1,848,514 as of December 31, 2015.

The slight decreased short term loan was mainly due to the depreciation of RMB to USD, and the balance as of December 31, 2016 in RMB is the same with that as of December 31, 2015.

Taxes payable

Taxes payable mainly represents the accrued enterprise income tax, accrued value added tax and accrued sales tax & additions at the year end.

Balance of taxes payable as of December 31, 2016 was $124,829, representing a decrease of $95,816, or 43.43%, compared with balance of $220,645 as of December 31, 2015.

The decrease of taxes payable is mainly due to the decrease in enterprise income tax rate from 25% as of December 31, 2015 to 15% as of December 31, 2016.

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Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table summarizes our contractual obligations as of December 31, 2016, and the effect of these obligations expected to have on our liquidity and cash flows in future periods:

2017	$155,943
2018	97,097
2019	52,617
Thereafter	N/A
Total	$305,657

Off-Balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Trend Information

Based on our experience and observations of the business in which we operate, we believe the following trends are likely to affect our industry and, as a result, our Company, if they continue in the future.

●	Demand for pet food has a positive relationship with the economic development level of a country. According to China Pet Market Network Information Center, from the experience of developed countries, the pet supply market would be at a rapid growth stage, if the region’s per capita GDP reached $3,000 to $5,000. Some regions in China have reached this GDP level. Currently, GDP from pet industry accounts for 6% of total GDP for USA, 4% for Europe, 2% for Japan, while for China the percentage is only 0.4%. China is our most potential market in the coming years.

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●	E-commerce sales would be as important as store sales. E-commerce sales contribute to reducing circulation chains, lower the circulation cost, collecting timely, and instant feedback of the market demand, etc. It was believed that the market demand was diverse. The E-commerce sales will grow rapidly and store sales remain an important sales channel.

●	It was important to constantly introduce new products in order to maintain our differentiated competitive advantages. Differentiated competitive advantages result in a higher gross margin and also incur more illegal copying of our products.

●	We believe that competition in the pet food market is going to become more intense, and consolidation is going to prevail in the near future. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may put significant pressure on our ability to increase market share.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this prospectus. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, valuation of inventories and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Revenue Recognition

Pursuant to the guidance of ASC Topic 605 and ASC Topic 360, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. The Company recognizes revenues from the sale of its pet food products upon shipment and transfer of title. Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax, applicable local government levies. The Company does not provide right of return, rebate, pricing protection or any other concessions to its customers. For the years ended December 31, 2016 and 2015, the Company had no discounts and sales returns.

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Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK and TDH Petfood LLC is United States dollar. The functional currency of Tiandihui, Chongai Jiujiu and Kangkang Development is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet amounts, with the exception of equity at December 31, 2016 and 2015 were translated at RMB 6.9437 and RMB 6.4917 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2016 and 2015 were RMB 6.6430 and RMB 6.2288 to $1.00, respectively.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts receivable from related parties, notes receivables, inventories, advances to suppliers, advances to related parties, due from related parties, other current assets, accounts payable and bank acceptance notes to vendors, accounts payable to related parties, due to related parties, and other current liabilities, the carrying amounts approximate their fair values due to the short maturities.

Recently Issued Accounting Pronouncements

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The ASU will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In July 2015, The FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory”. The amendments in ASU 2015-11 require an entity to measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-11 is not expected to have a material impact on the Company’s consolidated financial statements.

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In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The amendments in ASU 201517 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments Overall (Subtopic 82510): Recognition and Measurement of Financial Assets and Financial Liabilities". The amendments in ASU 201601, among other things, requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; Requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; Requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) ; Eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. In addition, the new guidance permits early adoption of the provision that exempts private companies and not-for-profit organizations from having to disclose fair value information about financial instruments measured at amortized cost. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08,"Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)". The amendments in this ASU are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The effective date and transition of these amendments is the same as the effective date and transition of ASU 20140-9, "Revenue from Contracts with Customers (Topic 606)". Public entities should apply the amendments in ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

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In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. The amendments, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. The effective date of these amendments is at the same date that Topic 606 is effective. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. These amendments provide cash flow statement classification guidance for: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. These amendments is to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties.

In January 2017, the FASB issued ASU 2017-210, “Inventory (Topic 330): Disclosure Framework, Changes to the Disclosure Requirements for Inventory”. The amendments would add disclosure requirements for inventory, including changes in inventory that are not related to the ordinary course of manufacturing, purchasing, or selling inventory and disaggregating inventory by major components and measurement bases, among others. Entities that report some or all of their inventory using the retail inventory method (RIM) also would be required to provide qualitative and quantitative information about the critical assumptions used in the calculation of inventory under the RIM. In addition, entities that are subject to disclosing segment information in Topic 280, Segment Reporting, would be required to disclose, in both annual and interim periods, inventory by reportable segment and by component for each reportable segment to the extent that information is regularly provided to the chief operating decision maker.

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Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2% in 2016, 1.4% in 2015 and 2.0% in 2014.

Impact of Foreign Currency Fluctuations

We do not believe the impact of foreign currency fluctuations on our Company is material. Regarding purchase of raw materials, we are subject to commodity price risks arising from price fluctuations in the market prices of the raw materials. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions influenced by the overall economic conditions in China.

Most of our oversea sales are denominated in US dollars, for which our oversea sales are exempted from the risk of foreign currency fluctuation.

We have not had any foreign currency investments hedged by currency borrowings or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

OUR BUSINESS

Overview

We started our company in 2002 in Qingdao, Shandong Province, PRC with a single mission of becoming a premier producer of high quality pet food for pet owners in China and worldwide. Our growth has been driven by two key factors: (i) an exponential increase in the number of pet owners and in the size of the pet food market in China which translated into expansion opportunities for us, and (ii) a fundamental change in Chinese society towards pets, pet ownership and care, such that the trends of pet humanization and consumer concerns for pet health and wellness have created a dynamically growing industry for pet food and products. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple market segments. Founded on these building blocks, as well as on our in-depth research and development, production, and sales capabilities, we believe we are well prepared to be one of the leading producers of pet food in the PRC and beyond.

As the PRC pet food consumption continues to grow, we see significant opportunities for future growth by leveraging key elements of our business:

●	Strength and variety of our brands – we offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (as well as non-food items like pet dog leashes, toys, etc.) under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe.

●	Product research & development – our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort, our proprietary recipes, cooking and packing techniques developed over the last decade. Currently, we have been granted 9 invention and utility model patents, and applied 4 more patents.

●	Sales and marketing distribution – our domestic and overseas multi-platform sales approach connects our production output to customers both in the PRC, Asia, Europe and North America. In addition to the traditional sales approach, we utilize cross-border e-commerce platforms that contribute to the expansion of our business, including, among others, Amazon (US, UK, France, Germany), Ebay (US and UK) and Aliexpress.

●	Experienced and committed management team – our workforce is highly skilled in animal nutrition, sales and marketing. Led by Cui Rongfeng, our founder, chairman and chief executive officer, our management team is comprised of an experienced group of executives, many of whom have many years of operating experience.

Overseas sales include overseas wholesale and e-commerce sales. Our overseas sales have increased from approximately $13.9 million to $19.4 million (of which $18.9 million was attribute to overseas wholesale, and $517,365 to overseas e-commerce sales), or by approximately 39%, in the years ended December 31, 2015 and 2016. For the period from January to April 2017, our overseas sales were approximately $8.8 million or 88% higher than during the corresponding period in 2016.

Domestic sales include domestic wholesale and e-commerce sales. Our domestic sales overall and domestic e-commerce sales in particular have increased significantly in recent years. Our domestic sales were approximately $5 million (of which approximately $1.13 million was attributable to domestic wholesale, and $3.94 million to domestic e-commerce sales) and $2.34 million (of which $701,425 were attributable to domestic wholesale, and $1.64 million to domestic e-commerce sales) for the years ended December 31, 2016 and 2015, respectively, which account for approximately 20.8% and 14.4% of our total revenues in 2016 and 2015. We expect our domestic sales growth to continue in the future.

We employ approximately 230 full-time employees at our facilities. With the exception of our subsidiary’s offices located in Beijing, all of our production, executive, sales/marketing and customer service facilities covering the PRC and overseas markets are located in Shandong Province, PRC.

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As we grow, we continue expanding our national presence and product offerings. Our growth to date as well as the strength of our success are reflected in the following results:

●	From 2015 to 2016, our net revenues increased from $16.3 million to $24.4 million;

●	From 2015 to 2016 our net income increased from $466,753 to $1,009,171.

●

Our E-commerce business contributed approximately 18.25% and 10.09% of our 2016 and 2015 total revenue, respectively. The amount reached $4,461,504 for the year ended December 31, 2016 from $1,645,765 for the year ended December 31, 2015, representing an increase of 171%.

Over the years, we have received a number of industry, trade association and governmental awards relating to our business, operations, customer support/satisfaction and personnel management, including, among others, the following:

●	Consumer Satisfaction Company in Shandong Province by the Shandong Provincial Government’s the Committee of Economy and Trade of Shangdong Province and the Industrial and Commercial Bureau of Shangdong Province (2006)

●	Top 10 Most Influential Company in China’s Pet Food Industry by China Market Brand Building Committee (2008)

●	Leading Company in China’s Pet Industry by China Pets Economic Association (2009)

●	A Star Business Venture in Qingdao City by Steering Committee for Promoting Employment in Qingdao City (2011)

●	Outstanding Company for Promoting Business and Employment in Qingdao City and Star Business Venture in Qingdao City by Qingdao Municipal Government (both in 2012)

●	Famous Brand in Shandong Province by Shandong Administration for Industry & Commerce (2012 and 2013)

●	Model Company with Excellence in Credibility and Efficiency by China General Chamber of Commerce (2015 and 2016)

●	High and New Technology Enterprises by Qingdao Municipal Bureau for Science and Technology, Finance Bureau of Qingdao, Qingdao Provincial Office of State Administration of Taxation and Qingdao Local Taxation Bureau (2016).

All of these awards and acknowledgements were made by independent industry, trade associations and/or governmental agencies in open competitions with others in the industry.

Our Industry and Market

China Pet Food Industry

The global pet food sales reached $70 billion in 2015, an increase of 4% over 2014; the European sales reached $20 billion, and the US market - $24 billion; it is expected that the global pet food market sales will reach $95.7 billion by 2017 (http://www.petfoodindustry.com/blogs/7-adventures-in-pet-food/post/5609-global-pet-food-trends-sales-and-volume-rose-4-in-2015). Currently, North America, Western Europe, and Asia constitute the main force of consumption in the world pet food market, with emerging markets (such as South America, South Africa, and India) poised to be the regions that exhibit accelerating growth of pet food consumption.

While the global pet food market is well-established worldwide, in China it is a relatively new industry. China’s economy has shown steady growth over the last decade, from a GDP per capita of $1,498 in 2004 to $8,028 in 2015. (http://data.worldbank.org/indicator/NY.GDP.PCAP.CD). According to the National Bureau of Statistics of China (NBS China) and GfK, in 2015, China ranked (i) 3rd in the world in the number of registered pet dogs (27.4 million dogs), following the U.S. and Brazil, and (ii) 2nd in the number of registered pet cats (58.1 million cats), following the U.S. With an increase in the number of pets in most households in China, the pet food industry in China has been and remains poised for significant growth. Pet food consumption in China increased from approximately RMB 5.26 billion in 2010 to RMB 8.58 billion in 2015, representing a growth rate of 63.3% (https://www.linkedin.com/pulse/chinas-growing-pet-food-market-pet-fair-asia-shanghai-). In 2016, it is expected that the pet food consumption will exceed RMB 9.74 billion. The average price per kilogram of pet food and treats rose to about RMB45 (US$6.77) in April 2016, a 12.5% increase since 2013, reflecting the nascent yet increasing premiumization of the market, projected to reach approximately RMB 11.82 billion (US$1.77 billion) by the end of 2016, representing approximately 19% growth, year over year. (http://www.petfoodindustry.com/blogs/7-adventures-in-pet-food/post/5971-chinas-pet-food-market-growing-into-a-global-power). At this rate, we expect for the industry consumption rates to increase to approximately RMB 238 billion. On the production side, production volume reached 700,000 metric tons in 2015 and is expected to reach 1 million metric tons in 2016 (http://www.petfoodindustry.com/blogs/7-adventures-in-pet-food/post/5971-chinas-pet-food-market-growing-into-a-global-power).

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The growth in this industry is largely a function of consumer education and increased awareness of pet food products, product ingredients, quality, brand awareness and loyalty. We consider pet humanization to be another driving factor behind the growth trend, i.e., where pet owners view their pets as members of the family. As pets are increasingly viewed as companions, friends, and family members, pet owners spare no expense for their pets, driving premiumization across pet categories. This trend is reflected in food purchasing decisions such that pet owners are as concerned about the quality of their pet’s food as they are about their own. The PRC consumers are becoming more discerning when it comes to quality of pet food for their pets, especially when it comes to food specific to particular breed needs, etc. In addition, (i) an increase in living standards of urban population which resulted from the growth of the PRC economy at large and the corresponding accelerated rates of urban development and expansion, and (ii) higher rates of aging population in major urban areas in the PRC which tend to encourage more independent lifestyles (e.g. the proportion of the PRC population over 65 has continued to grow, with the rate reaching over 10% in 2014), cause more people to view and treat their pets as their close companions. In China, most people who have pet dogs or cats in China are, in fact, elderly. According to the NBS China, approximately 61% of the 65+ age group live with a pet, as compared with the national average of 44%; only the 25-29 age group exhibits similar levels of pet ownership. We anticipate that these trends will continue in the foreseeable future.

While the multinational brands still dominate the Chinese pet food market, the market growth is being driven by local brands, especially in pet shops, with 81% growth for domestic cat food brands overall and 85% in pet shops (though cat food represents just 31% of the market). With dog food, sales increases for domestic brands are more modest—about 9% overall and nearly 10% in pet shops—but the average price per kilogram of domestic dog foods brands is growing much closer to that of multinational brands (http://www.petfoodindustry.com/blogs/7-adventures-in-pet-food/post/5971-chinas-pet-food-market-growing-into-a-global-power).

Aside from rapid growth, the China pet food market is also characterized by increasing online sales as the share of overall sales, with 43% of all sales in 2016 to be projected to be made online (http://www.petfoodindustry.com/blogs/7-adventures-in-pet-food/post/5348-china-a-rising-pet-food-force. In 2015, online pet food sales in China have reached RMB 3.2 billion (http://www.petfoodindustry.com/blogs/7-adventures-in-pet-food/post/5348-china-a-rising-pet-food-force). In addition, China’s sales skew heavily toward specialized retailers (80%) as contrasted with mass merchants in the rest of the world (e.g. in Western Europe, the breakdown is almost exactly the reverse) (http://www.petfoodindustry.com/articles/5348).

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors in our market in China:

●	Strength and variety of our brands – we offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other non-food products (e.g. dog leashes, pet toys etc.) under multiple brands that are well-established and recognizable by consumers in the PRC, Asia and Europe.

●	Product research & development – our products are differentiated from those of our competitors in the PRC markets due to our in-depth research and development effort and our proprietary recipes and cooking techniques developed over the last decade.

●	Sales and marketing distribution – our multi-platform sales approach connects our production output to customers in the PRC, Asia, Europe and North America.

●	Experienced and committed management team - Tiandihui’s workforce is highly skilled with specialized training designed to address complex customer care engagements; our entrepreneurial management team includes employees who have significant experience in animal nutrition, sales and marketing, among others. Led by Cui Rongfeng, our founder, chairman and chief executive officer, our management team is comprised of an experienced group of executives, many of whom have many years of operating experience.

We intend to continue capitalizing on our strengths and growing net sales and profitability.

Our History and Corporate Structure

We are a holding company incorporated in the British Virgin Islands (incorporated on September 30, 2015) that owns all of the outstanding capital stock of TDH HK Limited, our wholly-owned Hong Kong subsidiary (TDH HK). TDH HK, in turn, owns all of the outstanding capital stock of Qingdao Tiandihui Foodstuffs Co., Ltd., our operating subsidiary based in Qingdao City, Shandong Province, China, incorporated in April 2002 as a PRC limited liability company (Tiandihui). As of the date of this prospectus, Tiandihui holds a 99% interest in TDH Petfood LLC, a Nevada limited liability company, and has two additional wholly-owned subsidiaries:

●	Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (incorporated on March 3, 2010), and

●	Qingdao Kangkang Development Co., Ltd. (incorporated on August 9, 2016).

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Our current corporate structure is as follows:

Our Products

The pet food market consists of dog food and cat food sales. Food sales are further categorized as dry food, wet food and treats:

●	Dry food is the primary food form for both dogs and cats, with the same formula typically purchased regularly. Veterinarians recommend dry food for healthy pets as the main meal, which is better for pets’ teeth, has better economic value and is more convenient to handle and store.

●	Wet food has higher penetration among cats as compared to dogs, as it helps to ensure that cats meet their required water intake. Most cat owners feed their cats a combination of dry and wet foods as main meals, while most dog owners feed their dogs wet foods as a treat or topper to provide variety.

●	Treats are typically impulse purchases by pet owners made alongside staple, main meal dry and wet food purchases. Many treats have dental and training benefits and also serve as nutritional supplements. Dog and cat treats have been growing rapidly over the last decade driven by the humanization trend with pet owners indulging their pets more, including by purchasing treats as gifts.

Product research and innovation is pivotal to our growth strategy. Our experienced team of marketing and R&D professionals is in constant contact with our outside collaborators and experts. The success of our approach is evidenced by our broad product portfolio today. For the year ended 2015, new product introductions represented 33.6% of our net sales; those numbers were to 42% in 2016. We strive to maintain a strong innovation pipeline that expands the breadth of our current product offerings. We expect for the innovation trend to continue.

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We offer in excess of 200 products, including dry meat treats, pet biscuits, canned food and other products (including non-food items like dog leashes and pet toys) under multiple brands in various geographical markets. Currently, we offer 5 product lines including the following:

●	Pet chews represent approximately 41% of our output and include various bones, rawhide and similar products

●	Dried pet snacks represent approximately 23% of our output and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.)

●	Wet canned pet foods represent approximately 18% of our output and include various fillets, strips and jerkies (chicken, duck, pork, lamb, etc.)

●	Dental health snack foods account for approximately 15% of our output

●	Baked pet biscuits account for only 3% of our overall production output.

We manufacture these products at 8 production lines: 4 – at the Canning facility, 2 – at the Pude facility, 1 at each of the Haiqing and Zhangjialou facilities, respectively. These food products vary from those consisting of a single protein ingredient (e.g., duck jerky) to those consisting of a combination of protein and other ingredients (e.g., twisted cod and chicken sandwich roll that includes chicken, cod and Vitamin E). Our proprietary recipes include fresh meat (beef, chicken, lamb, and fish) and varying combinations of vitamin-rich vegetables, and anti-oxidant rich fruits. We believe our products appeal to diverse consumer needs and resonate across a broad cross-section of pet owner demographics. Our products are available in multiple forms, including slice and serve rolls, strips, tubs, etc. All of our products are sold under several different brand names, including, among others, Pet Cuisine, Hum & Cheer, Like, TDH, Tiandihui and Dog Zone Sasami.

Supply Chain

Manufacturing

All of our products are manufactured in the PRC. We own and operate several facilities in the Shandong province for a total production area of approximately 250,000 square feet built to high quality food production standards. In 2016 and 2015, 64% and 66%, respectively, of our product volume was manufactured by us. We also strategically partner with a select group of contract manufacturers that manufacturing facilities to supplement our production needs. Namely, as of the date of this prospectus, we have executed outsourcing agreements (up to 3 years) with seven provincial pet food manufacturers for the purposes of securing additional production capabilities to address peak or high demand for our products. Under the terms of these agreements, our suppliers must meet all of our manufacturing requirements, including, among others, those relating to quality control, staffing, training and equipment. All manufacturing under these agreements is made in accordance with our demands, timing and specifications. These facilities are, at all times, staffed and supervised by our personnel. These agreements have no automatic renewal provisions. In our review and engagement of such third-party manufacturers, we apply rigorous review of manufacturing and quality control practices at the facilities of such manufacturers to ensure compliance of such practices with those employed by our company at various stages of production at all of our production facilities. These supplemental contractual relationships currently in place collectively accounted for about 17%, 34% and 29% of our revenues in the years of 2014, 2015 and 2016, respectively. Any loss of these supplemental production arrangements could significantly impact our revenue and profits.

Ingredients and Packaging

Our products are made with fresh ingredients including meat (chicken, beef, lamb, fish, etc.), vegetables, fruits, vitamins and minerals. We use quality food grade plastic packaging materials and maintain rigorous overall standards for ingredient quality and safety. In addition, we maintain one raw material procurement center which provides a single-source supply for all our manufacturing facilities to maintain quality control throughout the production facilities. Also, in order to retain operating flexibility and negotiating leverage, we do not enter into exclusivity agreements or long term commitments with any of our suppliers. All of our suppliers are established PRC companies that have the scale to support our growth. For every ingredient, we have sources of supply that meet our quality and safety standards. In addition to our production facilities, we maintain a non-exclusive one year agreement with Kangkang Family Farm in Jiaonan city, Shandong province, an organic food farm and a raw materials supplier to the Company. This farm is owned by Cui Runrang, the CEO’s father. In 2016, the Company’s purchases from this entity were less than $15,000. While the Company has maintains this non-exclusive supply arrangement with this farm, the Company does not own title to the land or maintain the food farm. Under the terms of this one-year agreement dated June 6, 2016, we source sweet potatoes and organic vegetable produced by KFF by purchasing specific quality and quantity of such products at the purchase price offset by the loans extended to KFF and payable on a 30-day basis. We intent to renew this agreement for another period.

Distribution

Our facilities are located in the coastal city of Qingdao, near Qingdao International Airport and the international Qingdao harbor, which proximity ensures efficient international transportation by sea/air. Outbound transportation from our facility is primarily handled through transportation by sea, which deliver our products to our customers. As our volumes grow, we expect to be able to leverage our distribution costs.

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Quality Control

We are committed to the highest quality of products that leave our facilities. To that end, we have implemented a rigid quality control system and devote significant attention to quality control procedures at every stage of our process, including spot testing of finished products. Our entire food processing chain, from sourcing of raw materials to the finished products, is closely monitored to ensure that all pet food products meet the highest level of global hygienic and quality standards. We monitor our manufacturing process closely and conduct performance and reliability testing to ensure our products meet our end-user customer expectations. Our quality control group as of August 2016 included 13 employees that implement various management systems to improve product quality programs, most of whom are trained in quality control and nutrition. We spot test and inspect our raw materials to ensure compliance with quality standards. We also evaluate the quality and delivery performance of each supplier periodically and adjust quantity allocations accordingly. We also monitor in-process and outgoing stages of our processes.

We have established control points throughout the entire supply chain from ingredient sourcing to finished goods to ensure compliance with our quality program. We require our contract and owned manufacturing facilities to maintain the same quality standards as those at our facilities and pass our own quality system and food safety inspections. We ensure that all of our ingredients are rigorously tested prior to being approved for use in our products. Testing certifications which confirm that the ingredient meets our specifications as to quality and safety, accompany every shipment. In addition, our food safety and quality program includes strict guidelines for incoming ingredients, batching, processing, packaging and finished goods. However, despite our strict quality controls, it is possible that there may be from time to time, as there has been in the past, issues or concerns with respect to our products.

Quality Certifications and Accreditations

In a continuous effort to meet various international production and quality manufacturing standards, we have a number of certifications and accreditations. We have secured these certifications and accreditations to show evidence of high quality manufacturing standards that we apply to our production and managements processes and to access domestic and foreign markets. We believe that maintaining objectively verifiable quality standards fosters consumer confidence and loyalty and maximizes customer satisfaction and recognition.

Our certifications and accreditations include the following:

No.	Name	Version	Certificate No.	Issue date	Certification method	Coverage
1	ISO9001:2008	Chinese & English	111212024	2/2/15	Site audit	Pet food processing
2	HACCP Compliance Certificate for Tiandihui Food Products	Chinese & English	CONF16002	2/19/2016	Site audit	Pet food processing
3	BRC	Chinese & English	CN13/88776	5/18/16	Site audit	Manufacture of air dried pet foods packed in plastic bags, including dried chicken (or duck) wrapped in sweet potato or cowhide
4	IFS	English	CN15/711041348	2/15/2016	Site audit	Dry pet food
5	MSC	English	MSC-C-55123	2/24/16	Site audit	Fish pet food

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Sales and Marketing

Our sales and marketing team consists of two integral groups – an original design manufacturer (ODM) domestic (PRC) marketing group, and ODM overseas marketing group. We operate a B2F (business-to-factory) business model which is focused on the needs of the business market. It relies on our R&D strength to devise product line to cater to such needs, providing our customers with personalized and customized products. Our marketing team works in tandem with our brand promotion team which focuses on the cross-border brand promotion domestically and overseas. As a part of our ODM production process, we continuously accumulate a large amount of market information about our customers, in the PRC and abroad, which assists us in selecting the appropriate selection of products. We utilize online sale and multi-brand, multi-store brand sale strategies. Namely, using Tmall.com, Jingdong, 1688, YHD, and Amazon as our marketing platforms, our PRC marketing group has established a comprehensive network of various brand shops. In addition, our cross-border marketing/sales group mainly relies on the Tiandihui Amazon and EBay platforms as well as direct sale websites in Europe and the U.S. to operate its marketing and sales efforts.

We maintain a call service center in Qingdao with approximately 9 trained, multilingual personnel to address customer service matters arising from our sales in the PRC and abroad.

Domestic Platforms

For our marketing and sales efforts in the PRC market, we focus on four key markets from the first-tier cities: Beijing, Shanghai, Guangzhou, and Chengdu. With a marketing strategy that features private labeling and customization, we focus on our target clientele that consists of “millennial” pet owners with middle (and higher) class disposable income with active mobile phone participation. As for the 200 second-tier cities in China, we plan to search and engage 4-5 dealers per city with the overall goal of approximately 1,000 PRC-based private label dealers. We intend to provide a full panoply of support for such dealers, including brand design, packaging, and product supplies. As of August 2016, we operate a network of approximately 81 such dealers. For pet shops and pet hospitals, we use a “1+1” sales model to increase sales coverage, i.e., the model involves pet community hospitals, on the one end and pet shops, on the other.

We utilize several professional application teams and set multiple platforms, including the Tmall Tiandihui flagship store group, the Dog Zone Sasami flagship store group, the jd.com B2C group and its name brand flagship store group, and the YHD B2C group and its brand name flagship store group. Our products consistently enjoy significant popularity among our online customers as that as of June 2016:

●	the Dog Zone Sasami store was ranked 1st and the Tiandihui store ranked 5th in the sales of dog snacks, based on the sales of the Tmall platform.

●	in the category of salami dog products, the Tiandihui brand dog salami sales ranked 1st

●	the category of dog canned products, the Dog Zone Sasami brand dog can products ranked 1st in sales. In the category of teeth grinding stick products, the Dog Zone Sasami brand clear teeth stick ranked the 8th.

Similarly, our jd.com platform (the Jingdong POP store) is ranked 2nd among the “hot sales” stores. As of the end of 2016, Tiandihui online had nearly loyal members/customers.

Overseas Platforms

We divide the overseas markets into the North American, the Asian, the European, the African, the ASEAN, the Australian and the emerging markets. Based on the characteristics of each market, including, among other parameters, maturity and saturation levels of each pet food market, we use our in-house analytical tools to review consumer statistics as well as product and order data, and create detailed product classifications for each customer. Based upon these metrics, we then design and customize our products to meet the needs of customers.

We are currently one of the few Chinese pet food factories that have met the Amazon global retail qualifications for pet food. Several of our products are in the Amazon’s top 100 “hot” sale items list, including:

●	duck wrap pigskin chews ranked No. 66

●	duck jerky drumstick ranked No. 22

●	sweet potato biscuits ranked No. 83

●	cowhide wrap with chicken ranked No. 34

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With its 2015 sales reaching $107 billion, the Amazon platform offers a substantial potential for growth. As of June 2015, we have successfully established our presence on Amazon’s Canadian platform as well as various European platforms (UK, Germany, and France). In February 2016, we successfully entered Amazon’s Japanese platform, and also registered with AliExpress Russia. The EBay UK and EBay USA Tiandihui Foods registration have been completed in July 2016. Our stocking of inventory at Amazon Britain and Amazon Germany commenced in June 2016. As of the date of this prospectus, we maintain 11 domestic and 11 cross-border online shops, respectively.

Competition

The market for pet food and related products in the PRC is emerging and highly competitive. In prior years, Chinese pet food manufacturers were viewed in the pet food industry as suppliers of cheaper food and snack products for pets which were almost always delivered under Western brand name products. The competitive landscape is changing now as a number of PRC-based manufacturers operate and compete domestically and worldwide alongside with other major industry players. The PRC market is characterized by price competition, product quality and the presence of a number of medium to large companies, as discussed below. Relatively high barriers of entry for new participants into this industry include relatively large initial capital outlays, uncertain regulatory environment, scarcity of suitable production, raw material supply sources, and skilled management. Thus, we believe all of the foregoing fortifies our competitive positions in the industry.

Mars Foods (China) Co. Pvt. Ltd., Royal Canin Au Yu (Shanghai) Pet Food Co Ltd. and Nestle (China) are three largest players in the PRC pet food industry. In recent years, Royal Canin Au Yu (Shanghai) Pet Food Co Ltd. consolidated its leadership in the category with a market share of 28% in 2015, which represented an increase of one percentage point over 2014. Royal Canin enjoys a widespread nationwide distribution network. In addition, the company runs an official flagship store on the largest B2C online platform in China, Tmall.com, to reach out to wider range of consumers.

We compete primarily on the basis of our product range, reputation, product quality, brand loyalty, and total value delivered. We are subject to pricing pressures and may experience a decline in average selling prices for our products. We attempt to mitigate these pricing pressures by differentiating ourselves from our competition based on the value we bring to our clients through the quality and variety of our products.

Our competitors include the following PRC-based manufacturers:

●	Yantai China Pet Foods Co,. Ltd. - Established in 1998, Yantai China Pet Foods Co., Ltd. is one of the leading manufacturers of pet snacks in China. This company offers approximately 500 products in eleven product lines with products distributed to the UK, the US, Japan, Germany, Korea, Hong Kong, Singapore, Russia, France, the Netherlands, Czech Republic, the Middle East, Australia, New Zealand, and other countries and regions.

●	Wenzhou Peidi Pet Products Co Ltd. – Founded in 2002, Wenzhou Peidi is a privately held large-scale manufacturer of pet products and food in Zhejiang Province, China. It specializes in rawhide chews, leather collars and leashes, as well as nutritional pet food, treats, toys and gifts and markets these products on a worldwide basis.

●	Shouguang Xincheng Food Co., Ltd. – Another Shandong Province pet food producer with approximately 10 years in the industry. The Company offers approximately 200 products that are exported to USA, Canada, Germany, Japan, Korea, and Southeast Asia.

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Seasonality

Overall pet food sales experience modest seasonality during the fourth quarter, which is when pet owners tend to spend more on pet treats as gifts, being approximately 22% higher than during summer months.

Research & Development

Our research and development team works to improve our existing and develop future pet food products. Our production processes are developed based upon a number of in-house developed technologies. The primary focus of such technologies is on customer needs, which allows us to maintain an effective market-oriented research and development model. We strive to attract and retain highly educated and skilled R&D personnel. Presently, our R&D team is comprised of 18 technical personnel, including, 4 members who hold Master’s degrees, 4 Bachelor’s degrees and 7 Associate’s degrees as well as 3 members of our external advisory team who hold Doctorate degrees. Professor Song Zhigang, who holds a Ph.D. degree in animal nutrition, is heading the Company’s R&D efforts. We also work with external technical experts and suppliers to help us stay at the forefront of technological developments and advancements.

In order to strengthen its R&D capabilities, Tiandihui entered into several collaboration and research sharing agreements with leading PRC universities and research institutions in joint research projects, including China Agricultural University (March 2016), Shandong Agricultural University (August 2015), Shandong Academy of Agricultural Sciences (March 2016), and Qingdao Agricultural University (March 2016). For instance, as a part of our collaboration project with the Shandong Agricultural University, we share the use of the University’s Laboratory and Physiochemical Property Analysis Room, as well as the Microbiological Examination Room. In addition to these collaboration arrangements, we also gather and collect data on product customization for each pet species to develop our internal research capabilities in devising scientifically balanced of pet nutrition. Research and development costs of the years ended December 31, 2016 and 2015 were $1,078,568 and $593,962, respectively. These expenses include personnel costs, testing costs and expenses related to outside services.

Having built a scaled research and development infrastructure with a strong go-to-market model, we believe we are well positioned to supplement our internal product development platform by incorporating new technologies or product forms through joint ventures and collaboration arrangements. We will take a thoughtful approach to our business development efforts in this area and intend to be selective in pursuing incremental opportunities aligned with our mission and strategy.

Employees

As of March 30, 2017, we had approximately 230 employees that work at various production, customer service and administrative office facilities; 65 of which are engaged in management, administration and related areas, and the remaining 165 - in operations at various production sites. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good.

We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented through any collective bargaining agreements or by labor unions.

Intellectual Property

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (June 3, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);

●	Patent Cooperation Treaty (January 1, 1994); and

●	Agreement on Trade-Related Aspects of Intellectual Property Rights (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

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Our primary trademark portfolio consists of 31 registered trademarks (with one trademark currently under review). Our trademarks are valuable assets that reinforce the distinctiveness of our brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 6 URL designations/domain names, including qdkangkang.com, tdhpet.cn, tdhpet.com, cnlikepet.cn, cnlikepet.com and tdhpetfood.com.

On September 1, 2016, we entered into an exclusive 10-year trademark using agreement with TDH Group BVBA, a limited liability company organized under the laws of Belgium (TDH BVBA), under which agreement we have secured right to the exclusive usage of “ Pet Cuisine” and “Hum & Cheer” trademarks worldwide, from September 1, 2016 to August 31, 2026 in consideration for the exclusive fee of 5% of the total sales of such products which used those two trademarks, payable every six months. Our Chairman and CEO, Mr. Cui, and his spouse, Wang Yanjuan, own TDH BVBA. Please refer to the “Related Party Transactions” section of this prospectus.

Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent rights.

Currently, we hold the following design patents pertaining to the pet food products:

No.	Patent application No.	Patent Name	Patent inventors	Application date	Patent grant date	Note
1	201310653084.4	A multifunctional chicken cartilage dog food and its preparation method	Cui Rongfeng, Zhuang Guiyu, Zhang Jichang, Yu Xue, Zhang Kune, Cui Rongjie	5/12/13	5/20/15	Granted
2	201310651439.6	A cowhide dog chew and its preparation method	Cui Rongfeng, Zhuang Guiyu, Zhang Jichang, Yu Xue, Zhang Kune, Cui Rongjie	5/12/13	5/8/15	Granted
3	201310651598.6	A method for preparing a beef flavored nutritional canned dog food	Cui Rongfeng, Zhuang Guiyu, Zhang Jichang, Yu Xue, Zhang Kune, Cui Rongjie	5/12/13	5/20/15	Granted
4	201310654269.7	A full nutrition semi-moist dog food and its preparation method	Cui Rongfeng, Zhuang Guiyu, Zhang Jichang, Yu Xue, Zhang Kune, Cui Rongjie	5/12/13	5/20/15	Granted
5	201510516130.5	A method for preparing a multi-component chicken flavored nutritional dog food	Zhuang Guiyu, Cui Rongfeng, Zhang Jichang, Cui Rongjie	8/20/15		Application accepted, made public on 12/23/15
6	201510516124.X	A method for preparing a chicken flavored nutritional dog food	Zhuang Guiyu, Cui Rongfeng, Zhang Jichang, Cui Rongjie	8/20/15		Application accepted, made public on 1/6/16
7	201510513851.0	A high-efficiency beef cartilage dog food and its preparation method	Zhuang Guiyu, Cui Rongfeng, Zhang Jichang, Cui Rongjie	8/20/15		Application accepted, made public on 11/11/15
8	201510514045.5	A method for preparing a chicken flavored nutritional dog food	Zhuang Guiyu, Cui Rongfeng, Zhang Jichang, Cui Rongjie	8/20/15		Application accepted, made public on 11/18/15
9	201520651073.7	An equipment for feeding mother dog and its puppies in the same room	Yu Yanxia, Zhuang Guiyu, Zhang Jichang, Cui Rongfeng	8/26/16	1/6/16	Granted
10	201520649912.1	A dentifrice bone for cats	Zhuang Guiyu, Yu Yanxia, Cui Rongfeng, Zhang Jichang	8/26/16	6/1/16	Granted
11	201520651112.3	A teeth grinding knotted bone for pet dogs	Zhuang Guiyu, Cui Rongfeng, Yu Yanxia, Zhang Jichang	8/26/16	3/2/16	Granted
12	201520651084.5	A pet dog snack	Cui Rongfeng, Zhuang Guiyu, Yu Yanxia, Zhang Jichang	8/26/16	4/27/16	Granted
13	201520651920.X	A new type of pet food	Cui Rongfeng, Yu Yanxia, Zhuang Guiyu, Zhang Jichang	8/26/16	3/2/16	Granted

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Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We also rely on and protect unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position.

We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition.

We require our employees to enter into non-disclosure agreements to limit access to and distribution of our proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. In the event of trademark infringement, the State Administration for Industry and Commerce has the authority to fine the infringer and to confiscate or destroy the infringing products.

Properties

Under Chinese law, all of the land in China is either state-owned or collectively-owned, depending on its location and the specific laws governing such land. Collectively-owned land is owned by rural collectives and generally cannot be used for non-agricultural purposes unless approved by the Chinese government. Collectively-owned land cannot be transferred, leased or mortgaged to non-collectives without first being converted into state-owned land. Individuals and entities may acquire rights to use state-owned land, or land-use-rights, for commercial, industrial or residential purposes by means of mutual agreement, tender, auction or listing for sale from local land authorities or an existing holder of a land-use-right. Land-use-rights granted for commercial, industrial and residential purposes may be granted for a period of up to 40, 50 or 70 years, respectively. This period may be renewed at the expiration of the initial and any subsequent terms, subject to compliance with relevant laws and regulations. Land-use-rights are transferable and may be used as security for borrowings and other obligations.

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Our executive offices are located at Qingdao Tiandihui Foodstuffs Co. Ltd., Room 722-1, Building B, World Trade Center, No. 6 Hong Kong Middle Road, Qingdao, Shandong Province, People’s Republic of China; tel: +86 532-8591-9267, fax: +86 532 -8591-9284. We lease the premise at the monthly rate of RMB 1,060; the lease term expires on December 31, 2017.

In addition, the Company manages and operates several other facilities, including three export subsidiaries/factories and one PRC product processing factory that are located in Qingdao. Our facilities are located in the coastal city of Qingdao, near Qingdao International Airport and the international Qingdao harbor, which proximity ensures efficient international transportation by sea/air. Our facilities are used for customer service, sales and marketing, R&D and administrative functions. We believe our facilities are adequate for our current needs.

A summary description of our facilities is as follows (this list does not include any of the outsourcing facilities that we may, from time to time, use to support our production needs):

Office	Address	Plant Space
Executive & Marketing Office	Qingdao Tiandihui Foodstuffs Co. Ltd., Room 722-1, Building B, World Trade Center, No. 6 Hong Kong Middle Road, Qingdao, Shandong Province	1,473 sq. ft.

Financial Office	Room 1809, Financial Square, No. 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province	2,368 sq. ft.

No.2 Overseas Marketing Office	Room 1902-1903, Building. 1, Financial Square, No. 215 East of Zhuhai Road, Huangdao District, Qingdao, Shandong Province	4,381 sq. ft.

Canning Facility	No. 41 West Tieshan Road, Qingdao, Shandong Province	135,076 sq. ft.

Pude Facility	No. 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province	30,558 sq. ft.

Haiqing Facility	Xujiawa Village of Haiqing Town, Huangdao District, Qingdao, Shandong Province	100,233 sq. ft.

Zhangjialou Facility	Cuijiazhuang, a village in Zhangjialou Town, Huangdao District, Qingdao, Shandong Province	62,279 sq. ft.

Office of Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (a wholly-owned subsidiary)	Room 707E, Block B, Jia No. 3 Shi Li Bao, Chaoyang District, Beijing	1,434 sq. ft.

Office of Beijing Chongai Jiujiu Cultural Communication Co., Ltd. (a wholly-owned subsidiary)	Room 707F, Block B, Jia No. 3 Shi Li Bao, Chaoyang District, Beijing	1,313 sq. ft.

Office of Qingdao Kangkang Development Co., Ltd. (a wholly-owned subsidiary)	No. 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province	323 sq. ft.

Branch Office of Qingdao Tiandihui Foodstuffs Co. Ltd.	Area AB0/004, No. 69 Hong Kong Middle Road, Shinan District, Qingdao, Shandong Province	579 sq. ft.

Our daily production capacity for all of our production facilities is approximately 15 tons.

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The Canning facility is the head office of Tiandihui Ltd. This facility is leased for a period of 3 years to the Company by Qingdao Huangdao Development (Group) Co., Ltd, an affiliate of the Huangdao District Government, commencing on January 1, 2017 at the annual rate of RMB 365,356.

The facility has 17,082 square feet of office space and 67,404 square feet of storage space and 50,590 square feet of production area. The facility has 20 years of export processing history. We maintain ISO9001, Hazard Analysis Critical Control Point (HACCP), British Retail Consortium (BRC) and International Featured Standards (IFS) certifications, as well as EU registration for this facility. Our daily production capacity at this facility is approximately 6.3 tons.

We own the Pude facility which formerly was registered as a Japanese agriculture, forestry and fishing factory. This facility makes products specifically for the Japanese market. Our daily production capacity at this facility is approximately 5.8 tons.

We lease our Haiqing facility from the government of Haiqing Town under the terms of 50-year lease agreement, which term commenced on December 31, 2011 and will expire on December 31, 2061. The lease payment of RMB700,000 was paid in lump sum in the beginning of the lease. This facility has a production area of 100,233 square feet and 8,912 square feet of office space, and maintains export commodity inspection registration from Shandong Huangdao Bureau of Inspection and Quarantine. Our daily production capacity at this facility is approximately 1.6 tons.

We lease our Zhangjialou facility from under the terms of 20-year lease agreement from January 1, 2014 to December 31, 2024. This facility has production area of 21,480 square feet. Our daily production capacity at this facility is approximately 1.2 tons. We lease this space from Cui Runrang, CEO’s father, at the monthly rate of RMB 25,000.

In addition to our production facilities, we maintain a non-exclusive one year agreement with Kangkang Family Farm in Jiaonan city, Shandong province, an organic food farm and a raw materials supplier to the Company. This farm is owned by Cui Runrang, the CEO’s father. In 2016, the Company’s purchases from this entity were less than $15,000. While the Company has this non-exclusive supply arrangement with this farm, the Company does not own title to the land or maintain the food farm. Under the terms of this one-year agreement dated June 6, 2016, we source sweet potatoes and organic vegetable produced by KFF by purchasing specific quality and quantity of such products at the purchase price offset by the loans extended to KFF and payable on a 30-day basis. We intent to renew this agreement for another period.

Certain of the properties listed above are leased from our related parties. For more information on terms of such transactions please refer to “Related Party Transactions” discussion below.

Government Regulation

In the U.S., the Food and Drug Administration regulates both content and labeling of all animal food, China does not have a significant body of pet food laws, rules or regulations. Various regulatory agencies (e.g., the Ministry of Agriculture, the General Administration for Quality Supervision, Inspection and Quarantine) administer a set of standards, but there appears to be no single regulatory or administrative agency that is fulfills the comprehensive regulatory function. We are also subject to PRC labor and employment laws, laws governing advertising and other laws. We monitor changes in these laws and believe that our operations are in compliance in all material aspects with all PRC rules and regulations applicable to pet food production. However, many such rules and regulations are subject to extensive interpretive power of governmental agencies and commissions, and there is substantial uncertainty regarding the future interpretation and application of these laws or regulations.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of State Administration of Foreign Exchange (SAFE) or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans. The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

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Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000 and 2016 respectively, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014 respectively. Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches. Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. PRC residents who control our company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Security Regulation Commission (CSRC) and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement. Our PRC counsel has advised us that, based on their understanding of the current PRC laws and regulations:

●	We currently control the Operating Companies by virtue of TDH HK Holding acquiring 100% of the equity interests of Qingdao Tiandihui, which are regulated by the New M&A Rule. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Qingdao Tiandihui was not related to or connected with the foreign investor, or the acquirer, TDH HK Holding. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition; and

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●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. TDH Holdings, Inc. does not constitutes a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

Notwithstanding the above analysis, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this Prospectus are subject to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC, MOFCOM and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position

Cui Rongfeng	44	Chairman, President and Chief Executive Officer, Class A director
Cui Rongbing	47	Chief Financial Officer, Class A Director
Lei Wang (1)(2)(3)	33	Class B Director, independent
Qiu Li (1)(2)(3)	56	Class B Director, independent
Qi Wang (1)(2)(3)	73	Class C Director, independent

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Cui Rongfeng is the founder of our Company. He has served as our Chairman of the Board of Directors, President and Chief Executive Officer since July 2006. From May 2004 to June 2006, he served in the capacity of the Company’s General Manager. From 1994 to 2004, he held several managerial positions at various Qingdao based companies. Mr. Cui holds an undergraduate degree in International Trade from the Central Radio and Television University and an eMBA degree from Peking University. The Board of Directors determined that Mr. Cui should continue serving as our Chairman given his pivotal role in the Company’s founding, day-to-day operations and long-term vision.

Cui Rongbing is our Chief Financial Officer and Director. He has served as our Chief Financial Officer since January 2015. From October 1998 to December 2014, he held the office of General Manager at Qingdao Yinghe Jiutian Information Technology Co., Ltd. Mr. Cui holds a Master’s degree in population and development from the Chinese Academy of Social Sciences. Mr. Cui is our Chairman’s brother. The Board of Directors determined that Cui Rongbing should serve as our director based on his knowledge of the Company’s operations as well as his financial and accounting experience.

Lei Wang is an independent director. Ms. Wang has been manager of KPMG Advisory (China) Limited since October 2014. Between October 2008 and October 2014, Ms. Wang was senior manager of Marcum LLP. Between July 2006 and October 2008, Ms. Wang was senior auditor of Deloitte Touche Tohmatsu China Certified Public Accountants LLP. Ms. Wang is an American Institute of Certified Public Accountants (AICPA). Ms. Wang holds a Bachelor’s degree in Economics from University of International Business and Economics. The Board of Directors determined that Ms. Wang should serve as our director based on her accounting and financial reporting experience and expertise.

Qiu Li is an independent director. Ms. Li has been Senior Consultant of Hangzhou Guohan Financial Holding Co., Ltd. since November 2015. Between March 2010 and October 2015, Ms. Li was director of audit of Hengfeng Bank Hangzhou Branch. Between November 1987 and March 2010, Ms. Li held several managerial positions at Hengfeng Bank headquarter. Ms. Li is a China Certified Public Accountants (CPA). Ms. Li holds a Bachelor’s degree in Management from Shandong Cadres Correspondence University. The Board of Directors determined that Ms. Li should serve as our director based on her experience in business and accounting matters.

Qi Wang is an independent director. Mr. Wang has been lab director of the Institute of Oceanology, Chinese Academy of Sciences since August 1995, and researcher since June 1984. Mr. Wang is director of China Association for Instrumental Analysis, expert reviewer of Shandong Province Key Laboratory, and expert reviewer of Qingdao City Key Projects. Mr. Wang holds a Bachelor’s degree in chemistry from Jilin University. The Board of Directors determined that Mr. Wang should serve as our director based on his scientific background and expertise.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

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Board of Directors and Board Committees

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. The Board membership is divided into three classes, Class A, B and C, respectively, as nearly equal in number as the total number of directors permits. Class A directors will face re-election at our next annual general meeting of shareholders and every three years thereafter. Class B directors will face re-election at our second annual general meeting of shareholders and every three years thereafter. Class C directors will face re-election at our third annual general meeting of shareholders and every three years thereafter. We expect that all current directors will continue to serve after this offering.

Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our board of directors shall hold meetings on at least a quarterly basis.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Lei Wang, Qiu Li, and Qi Wang are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

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Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Lei Wang, Qiu Li, and Qi Wang, with Lei Wang serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Lei Wang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Lei Wang, Qiu Li, and Qi Wang, with Qiu Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

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●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management

Our Nominating Committee consists of consists of Lei Wang, Qiu Li, and Qi Wang, with Qi Wang serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

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Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended December 31, 2016 and 2015 to Cui Rongfeng and Cui Rongbing, our principal executive officers. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus	Total Paid

Cui Rongfeng,	2016	15,100	-	15,100
Chairman, President and CEO	2015	$15,800	$0	$15,800

Cui Rongbing,	2016	12,900	-	12,900
CFO, Director	2015	$12,800	$0	$12,800

Employment agreement with Cui Rongfeng, CEO

On September 1, 2016, Qingdao Tiandihui entered into an employment agreement with Cui Rongfeng to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of September 1, 2016 and terminating on August 31, 2019), which term may be extended for another 2 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Mr. Cui’s annual salary is RMB 240,000 payable in 12 equal monthly installments. The executive may be eligible to receive an annual bonus in the amount of 50% of his annual base salary, subject to completion of corporate and individual performance goals set forth by the Compensation Committee in consultation with the executive. The Compensation Committee will have the sole discretion whether the executive is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 day advance notice to the other party. The Company will reimburse Mr. Cui for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

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Employment agreement with Cui Rongbing, CFO

On September 1, 2016, Qingdao Tiandihui entered into an employment agreement with Cui Rongbing to serve in the role of Chief Financial Officer for the initial period of 3 years, (commencing as of September 1, 2016 and terminating on August 31, 2019), which term may be extended for another 2 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Mr. Cui’s annual salary is RMB 144,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 60 day advance notice to the other party. The Company will reimburse Mr. Cui for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Outstanding Equity Incentive Awards At Fiscal Year-End

None.

We intend to establish a pool for share options for our employees following the completion of this offering. This pool will contain options to purchase our common shares equal to ten percent (10%) of the number of common shares outstanding at the conclusion of this offering.

Director Compensation

Employee directors do not receive any compensation for their services. Each of our independent directors will enter into an agreement to provide compensation equal to $10,000 per year. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year. The following table sets forth the compensation paid to our directors during the years ended September 30, 2016 and 2015.

Director Compensation

Name	Year	Fees earned or paid in cash	Other compensation	Total ($)

Lei Wang	2016	$0	$0	$0
	2015	$0	$0	$0

Qiu Li	2016	$0	$0	$0
	2015	$0	$0	$0

Qi Wang	2016	$0	$0	$0
	2015	$0	$0	$0

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

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We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum and articles of association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2013, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Personal loans

During the years ended December 31, 2016 and 2015, the Company obtained loans from Rongfeng Cui in the amount of $3,443,238 and $951,906, respectively. During the years ended December 31, 2016 and 2015, the Company repaid the loans to Rongfeng Cui in the amount of $3,251,557 and $0, respectively. In addition, during the year ended December 31, 2016, the Company instructed certain customers to make payments to Rongfeng Cui to settle with the Company’s loans from Rongfeng Cui in the amount of $92,402.

During the years ended December 31, 2016 and 2015, Rongfeng Cui paid the expenses on behalf of the Company in the amount of $68,679 and $0, respectively.

As of December 31, 2016 and 2015, the Company had due to related party-Cui rongfeng in the amount of $1,050,036 and $913,355, respectively.

On May 11, 2016, Cui Rongfeng and his wife, Wang Yanjuan, signed as guarantors on the Company’s loan with Bank of China Corp. (Qingdao Branch). This is a one-year fixed rate loan in the amount of RMB 1.1 million, with the annual interest rate of 5.655%. The current outstanding balance of his loan is RMB 1.1 million. The proceeds from this loan are designated specifically for payment of supplies and no other uses are permitted unless expressly agreed to by the lender.

On January 8, 2015, Cui Rongfeng and Wang Yanjuan signed as guarantors on the Company’s loan with Postal Savings Bank of China Corp. (Qingdao Branch) (PSBC). This is a two-year floating rate loan in the amount of RMB 4 million; the interest rate on the loan is determined prime bank rate in the PRC. The current outstanding balance of his loan is RMB 4 million. The proceeds from this loan are designated specifically for payment of raw materials and no other uses are permitted unless expressly agreed to by the lender. On March 24, 2016, Cui Rongfeng and Wang Yanjuan signed as guarantors on another loan with PSBC. This is a one-year floating rate loan in the amount of RMB 2 million; the interest rate on the loan is equal to China Prime Bank rate. The current outstanding balance of his loan is RMB 2 million. Similarly to the 2015 loan, the proceeds from this loan are designated specifically for payment of raw materials and no other uses are permitted unless expressly agreed to by the lender. In connection with the foregoing loans, these are following mortgage interests in our properties:

●	Mortgage Security Contract dated as of April 15, 2015 covering a 633 square foot plant space (located at No. 1903, Unit 2, Building 1, No.7 Zhushan Road, Jiaonan, Shandong Province, PRC) appraised at RMB 476,400, and a 1,458 square foot plant space (located at No. 1803, Unit 2, Building 1, No.7 Zhushan Road, Jiaonan, Shandong Province, PRC), together for the guarantee of the maximum amount of RMB 1.1 million for the period from April 15, 2015 to April 14, 2020 held by Bank of China. This contract was signed by Cui Rongfeng, Wang Yanjuan and Bank of China, Qingdao branch; and

●	Mortgage Security Agreement dated as of January 8, 2015 covering a land use right for approximately 25,000 square feet (located at No. 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC) appraised at RMB 1,045,000, and a 30,570 square foot plant space (located at No. 1803, Unit 2, Building 1, No.7 Zhushan Road, Jiaonan, Shandong Province, PRC), together for the maximum amount of RMB 4 million for the period from January 8, 2015 to January 7, 2022.

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In addition, Qingdao Secco Environmental Protection Technology Co., Ltd., an entity that is controlled by our CEO, Cui Rongfeng (70%), and his wife, Wang Yanjuan (30%), executed mortgage guarantee in connection with our January 29, 2015 RMB 3.1 million loan with Industrial and Commercial Bank of China Corp. This is a one-year floating rate loan with the interest rate equal to China prime bank rate. The current outstanding balance of this loan is $716,972 (RMB 4,900,000). The proceeds from this loan are designated specifically for payment of raw materials and no other uses are permitted unless expressly agreed to by the lender.

During the year ended December 31, 2016, Tide (Shanghai) Industrial Co., Ltd., an entity that is controlled by our CEO, Cui Rongfeng (70%), and his wife, Wang Yanjuan (30%), received loans from our Company in the amount of $235,921 (RMB 1,638,164), and repaid in full before year end of 2016.

During the year ended December 31, 2016, Qingdao Kangkang Pet Supplies Co., Ltd., an entity that is controlled by our CEO, Cui Rongfeng (85%), received loans from our Company in the amount of $291,343 (RMB 2,023,000) and repaid in full at the year end. There is no outstanding balance as of December 31, 2016.

As of December 31, 2016, the Company owed $387 (RMB 2,684) to Ding Ge Zhuang Kangkang Family Farm, an entity owned by Cui Runrang, our CEO’s father. This entity is one of the Company’s raw material suppliers. This loan was repaid in full in March 2017. Please refer to Note 9 – Related Party Transactions for some additional information on the above-referenced items.

Office and production space leases

In addition to the foregoing transactions, we lease certain of our office properties and production spaces from certain related parties as follows:

●	Executive & Marketing office space (1,473 square feet) from Cui Rongfeng, our Chairman and CEO. Under the terms of the lease, we lease 1,473 square feet of office space in Qingdao at the monthly rate of RMB 1,000 from January 1, 2015 to December 31, 2015; the rent will increase 6% starting from January 1, 2016.

●	Beijing office space (1,434 square feet) from Cui Rongfeng, our Chairman and CEO, at the monthly rate of RMB 12, 000 from January 1, 2016 to December 31, 2017.

●	An overseas marketing office (4,380 square feet) from Cui Rongfeng, our Chairman and CEO, at the annual rent of RMB180,000 from January 1, 2016 with a term of two years. The rent will increase at 6% per year from January 1, 2018.

●	Financial office (2,368 square feet) space from Cui Rongbing, CEO’s brother, at the annual rate of RMB 140,000 under a three year lease from January 1, 2016 to December 31, 2018.

●	The Zhangjialou facility space (21,480 square feet) from Cui Runrang, our CEO’s father, at the monthly rate of RMB 3,000 from January 1, 2015 to December 31, 2017. The rent will increase 6% starting from January 1, 2016.

In addition, the Company maintains the following leases:

●	Lease for TDH Workshop space with Qingdao Huangdao Development (Group) Co., Ltd. (Canning Facility), a 17,082 square foot office space, 67,404 square feet of storage space and 50,590 square feet of production area located at No. 41 West Tieshan Road, Qingdao, Shandong province. This lease commenced on January 1, 2017 and will expire on December 30, 2019; the annual rate of this lease is RMB 365,356.

●	Lease for TDH Workshop space with Government of Haiqing Town, Jiaonan Municipality (Haiqing Facility), a 100,233 square foot factory space, located at Xujiawa Village of Haiqing Town, Huangdao District, Qingdao, Shandong Province. The lease payments total RMB 700,000, fifty-year lease will expire in December 2061. The cash payment was made in full in 2011 as a purchase of land use right.

●	Lease for Office of Beijing Chongaijiujiu, a 1,313 square feet office space located at Room 707F, Block B, Jia No. 3 Shi Li Bao, Chaoyang District, Beijing. The term of this RMB 15,660 per month, two-year lease will expire in December 2018. Li Liang is the lessor on this lease.

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●	Lease for Office of Qingdao Kangkang, a 323 square feet office space located at No. 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province. The lease payments total RMB 3,000, one-year lease will expire in July 2017. TDH is the lessor on this lease.

●	Lease for its Branch Office, a 579 square feet office space located at Area AB0/004, No. 69 Hong Kong Middle Road, Shinan District, Qingdao, Shandong Province. The lease payments total RMB 44,856, one-year lease will expire in April 2017. MYKAL (Qingdao) Co., Ltd is the lessor on this lease. The Company intends to renew this lease.

Exclusive Trademark Agreement

On September 1, 2016, we entered into an exclusive 10-year trademark using agreement with TDH Group BVBA, a limited liability company organized under the laws of Belgium (TDH BVBA), under which agreement we have secured right to the exclusive usage of “Pet Cuisine” and “Hum & Cheer” trademarks worldwide, from September 1, 2016 to August 31, 2026 in consideration for the exclusive fee of 5% of the total sales of such products which used those two trademarks, payable every six months. Our Chairman and CEO, Mr. Cui, and his wife, own TDH BVBA.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of March 28, 2017, and as adjusted to reflect the sale of the common shares offered by us in our initial public offering, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares;

●	each of our directors;

●	each of our named executive officers;

●	all of our directors and executive officers as a group; and

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option, or other right. More than 1 person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. Applicable percentage ownership is based on 7,900,000 common shares outstanding at March 28, 2017. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o.Qingdao Tiandihui Foodstuffs Co. Ltd., Room 722-1, Building B, World Trade Center, 6 Hong Kong Middle Road, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
	Shares	%	Shares	%

Cui Rongfeng (1)	2,805,000	35.5%	2,805,000	29.9%
Cui Rongbing	450,000	5.6%	450,000	4.8%
Lei Wang (3)	0	*	0	*
Qiu Li (3)	0	*	0	*
Qi Wang (3)	0	*	0	*
Directors & executive officers as a group (5 persons)	3,255,000	41.2%	3,255,000	34.3%
Wang Yanjuan (2)	1,215,000	15.4%	1,215,000	12.3%

*	Less than 1%.

(1)	Chairman of the Board and CEO.

(2)	CEO’s spouse.

(3)	Independent director.

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DESCRIPTION OF SHARE CAPITAL

We were incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on September 30, 2015 under the name “TDH Holdings, Inc.” As of the date of this prospectus, we have authorized 200,000,000 common shares, of $0.001 par value. The following are summaries of the material provisions of our Memorandum and Articles of Association; a copy of these documents are filed as exhibits to the registration statement of which this prospectus is a part.

Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates evidencing the common shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their common shares.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share that such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the common shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

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At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then a shareholder shall act to chair the meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative action in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and (4) an irregularity in the passing of a resolution which requires a majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either British Virgin Islands law or our memorandum and articles of association.

Transfer of common shares

Subject to the restrictions in our memorandum and articles of association, the lock-up agreements with our underwriters described in “Shares Eligible for Future Sale—Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may, on the terms established at the time of the issuance of such shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption of common shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

If at any time, the Company is authorized to issue more than one class of common shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our memorandum, divide our authorized and issued shares into a larger number of shares; and

●	subject to our memorandum, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are not entitled to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under British Virgin Islands Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our memorandum and articles of association authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

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Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

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Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75 percent of the votes of the shareholders of the Company. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our memorandum and articles of association fails to expressly provide for the same protection afforded by the Delaware business combination statute.

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Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for shares of our common shares. Future sales of substantial amounts of shares of our common shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future. Following this initial public offering, we will have [●] shares of our common shares, assuming no exercise of the underwriters’ over-allotment option. The shares of common shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

●	on the date of this prospectus, none of these restricted securities will be available for sale in the public market;

●	91 days after the date of this prospectus, [●] common shares held; and

●	181 days after the date of this prospectus, [●] shares.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of our company at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of our common shares that does not exceed the greater of 1% of the then outstanding common shares or the average weekly trading volume of common shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company. In addition, sales by our affiliates may be subject to the terms of lock-up agreements. See “Shares Eligible for Future Sale – Lock-Up Agreements.” A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his or her common shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our common shares have been held for one year.

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Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by shareholders other than affiliates of our company subject only to manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its six-month holding period requirement.

Lock-Up Agreements

Each of our executive officers, directors and individuals who on the effective date of the registration statement of which this prospectus is a part are the beneficial owners of more than 1% of our common shares, has agreed not to register, offer, sell, contract to sell or grant any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares or any warrants to purchase our common shares (including, without limitation, securities of our company which may be deemed to be beneficially owned by such individuals in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon the exercise of a stock option or warrant) for a period of six months after the date of effectiveness or commencement of sales of this public offering. Upon the expiration of these lock-up agreements, additional common shares will be available for sale in the public market.

TAX MATTERS APPLICABLE TO U.S. HOLDERS OF OUR SHARES

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws. The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Administrative Measures for Certifying High and New Technology Enterprises (the “Certifying Measures”), which retroactively became effective on January 1, 2008 and was amended on January 29, 2016. Under the EIT Law and the Certifying Measures, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Tiandihui was granted the high and new technology enterprise (“HNTE”) qualification valid until the yearend of December 2018. There can be no assurance, however, that Tiandihui will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Tiandihui’s “high and new technology enterprise” status in the future. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Tiandihui and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC;

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and

●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC.

We do not believe that we meet the conditions outlined in the preceding paragraph since Tiandihui does not have a PRC enterprise or enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore holding companies with a corporate structure similar to the Company that has been deemed a PRC “resident enterprise” by the PRC tax authorities.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Business Tax and VAT

Pursuant to the Provisional Regulation of China on Business Tax last amended on November 10, 2008 and effective as of January 1, 2009 and the Detailed Rules for the Implementation of the Provisional Regulation of China on Business Tax last amended on October 28, 2011 and effective as of November 1, 2011, all entities and individuals engaged in providing taxable services, transfer of intangible assets or the sale of real estate are subject to business tax. Pursuant to the Provisional Regulations on Value-added Tax (VAT) of the PRC last amended on February 6, 2016 and became effective from January 1, 2009 and the Detailed Rules for the Implementation of the Provisional Regulation of China on VAT last amended on October 28, 2011 and effective as of November 1, 2011,all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT”, and the rate of VAT is 13% for sales of our goods as determined by State Administration of Taxation.

People’s Republic of China Taxation

Under the EIT law and EIT Rules, both of which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. On April 14, 2008, the Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation enacted the Certifying Measures, which retroactively became effective on January 1, 2008 and was amended on January 29, 2016 provide that certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the Chinese government and set forth by certain departments of the Chinese State Council. Tiandihui was granted the HNTE qualification valid for three years commencing on December 2, 2016. There can be no assurance, however, that Tiandihui will continue to meet the qualifications for such a reduced tax rate. In addition, there can be no guaranty that relevant governmental authorities will not revoke Tiandihui’s “high and new technology enterprise” status in the future. We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC Subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

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British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act. There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts; broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this prospectus. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets) or 15% for all other individuals, assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010. If capital gains preferential rates are not renewed, such gains would be taxable at the personal income rates then in place. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2014. Our actual PFIC status for the current taxable years ending December 31, 2014 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

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●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed VCorp. Services as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

The KaiTong Law firm, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof. Our PRC counsel has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. The KaiTong firm has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or social public interest.

We have been advised by Harney, Westwood & Riegels, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in the British Virgin Islands. We have also been advised by [_] PLC that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

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DETERMINATION OF OFFERING PRICE

Prior to this offering, there has not been a public market for our securities in the United States. The public offering price for our common shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. We offer no assurances that the initial public offering price will correspond to the price at which our securities will trade in the public market subsequent to this offering or that an active trading market for our securities will develop and continue after this offering.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated [_], 2017, by and among us and ViewTrade Securities Incorporated, who is acting as the representative of the underwriters of this offering, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Number
Underwriter	of Shares
ViewTrade Securities

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus if they are purchased. Under the terms of the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option, if any shares are purchased. The underwriting agreement also provides that the obligations of the underwriters to pay for and accept delivery of the shares are subject to the passing upon of certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters.

The shares should be ready for delivery on or about [_], 2017 against payment in immediately available funds. The underwriters may reject all or part of any order.

Commissions and Discounts

The underwriters will initially offer the shares to be sold in this offering directly to the public at the public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[_] per share. After the offering, the underwriters may change the offering price and other selling terms. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus.

The following table shows the public offering price, underwriting fees and expenses to be paid by us to the underwriters and the proceeds of the public offering, before expenses, to us.

	Per Share		Aggregate Amount
Public offering price	$	[●]	$
Underwriting discount (1)	$	[●]
Non-accountable expense allowance (2)	$	[●]
Proceeds before other expenses (3)	$	[●]

(1)	Represents an underwriting discount of 8% of public offering price. We have paid ViewTrade a $35,000 advance to be applied against the accountable expenses in connection with this offering.
(2)	The non-accountable expense allowance is equal to 1.5% of the gross proceeds of the offering.
(3)	We estimate that the total expense of this offering excluding the underwriters’ discount and the non-accountable expense allowance will be approximately $______. These expenses include, but are not limited to, SEC registration fees, Financial Industry Regulatory, Inc., or FINRA, filing fees, Nasdaq Capital Market filing fees, accounting fees and expenses, legal fees and expenses, printing and engraving expenses and transfer agent fees.

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We have also agreed to pay the representative’s accountable expenses relating to the offering which we estimate to be $_____, including (q) all actual filing fees incurred in connection with the review of this offering by the Financial Industry Regulatory Authority (“FINRA”), (b) all fees, expenses and disbursements relating to background checks of our officers and directors, (c) all fees and expenses of virtual data rooms, (d) the costs of all mailing and printing of the prospectus and underwriting documents, (e) the fees and expenses of the representative’s legal counsel up to $100,000 and (f) accountable road show expenses for the offering.

The distribution of our securities will end upon the underwriters’ cessation of selling efforts and stabilization activities.

Pursuant to the underwriting agreement, we have granted the representatives an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional shares on the same terms as the other shares being purchased by the underwriters from us. The representatives may exercise the option solely to cover over-allotments, if any, in the sale of the shares that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount, offering expenses and net proceeds to us after offering expenses will be $[_], $[_], $[_] and $[_], respectively.

Other Terms

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the U.S. Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification liabilities under the U.S. Securities Act is against public policy as expressed in the U.S. Securities Act, and is therefore, unenforceable.

We have agreed with the underwriters in this offering to enter into an Indemnification Escrow Agreement to establish an escrow account in the United States and to fund such account with $500,000 from this offering to be deposited in an escrow account. The purpose of this escrow arrangement is to fund any bona fide indemnification claims of the underwriters arising two years following the offering. The escrow account will not be interest bearing, and we will be free to invest the assets in securities, subject to the terms of the escrow agreement. All funds that are not subject to an indemnification claim will be returned to us after such period expires.

Price Stabilization, Short Positions

Until the distribution of the common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on the NASDAQ or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

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The underwriters have informed us that they do not expect to confirm sales of shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Foreign Regulatory Restrictions on Purchase of the Common Stock

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

In addition to the public offering of the shares in the United States, the underwriters may, subject to the applicable foreign laws, also offer the common shares to certain institutions or accredited persons in the following countries:

United Kingdom. No offer of shares of common stock has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area. In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of common stock has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common stock may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

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Germany. Any offer or solicitation of common stock within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt fr Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to the common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of the common stock to the public in Germany, any public marketing of the common stock or any public solicitation for offers to subscribe for or otherwise acquire the common stock. The prospectus and other offering materials relating to the offer of the common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Italy. This offering of the common stock has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no common stock may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the common stock be distributed in Italy, except (1) to professional investors (operatorig qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the common stock or distribution of copies of this prospectus or any other document relating to the common stock in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Cyprus. Each of the Underwriters has agreed that (i) it will not be providing from or within Cyprus any “Investment Services”, “Investment Activities” and “Non-Core Services” (as such terms are defined in the Investment Firms Law 144(I) of 2007, (the “IFL”) in relation to the common stock, or will be otherwise providing Investment Services, Investment Activities and Non-Core Services to residents or persons domiciled in Cyprus. Each underwriter has agreed that it will not be concluding in Cyprus any transaction relating to such Investment Services, Investment Activities and Non-Core Services in contravention of the IFL and/or applicable regulations adopted pursuant thereto or in relation thereto; and (ii) it has not and will not offer any of the common stock other than in compliance with the provisions of the Public Offer and Prospectus Law, Law 114(I)/2005.

Switzerland. This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the common stock of in Switzerland.

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Hong Kong. The common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Colombia. The common shares may not be offered or sold in the Republic of Colombia.

Costa Rica. The common shares described in this prospectus have not been registered with the Superintendencia General de Valores de Costa Rica, nor any other regulatory body of Costa Rica. This Prospectus is intended to be for your personal use only, and is not intended to be a Public Offering of Securities, as defined under Costa Rican law.

Panama. The common shares have not been registered with the National Securities Commission, nor has the offer, sale or transactions thereof been registered. The common shares are not under the supervision of the National Securities Commission.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) by operation of law.

The People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and common stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

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Israel. This Prospectus does not constitute an offer to sell the common stock to the public in Israel or a prospectus under the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, pursuant to an exemption afforded under the Israeli Securities Law, this Prospectus may be distributed only to, and may be directed only at, investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of certain mutual trust and provident funds, or management companies thereto, banks, as defined under the Banking (Licensing) Law, 5741-1981, except for joint service companies purchasing for their own account or for clients listed in the Addendum, insurers, as defined under the Supervision of Financial Services Law (Insurance), 5741-1981, portfolio managers purchasing for their own account or for clients listed in the Addendum, investment advisers purchasing for their own account, Tel Aviv Stock Exchange members purchasing for their own account or for clients listed in the Addendum, underwriters purchasing for their own account, venture capital funds, certain corporations which primarily engage in the capital market and fully-owned by investors listed in the Addendum and corporations whose equity exceeds NIS250 Million, collectively referred to as institutional investors. Institutional investors may be required to submit written confirmation that they fall within the scope of the Addendum.

United Arab Emirates. This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). The issue of common stock does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly, or otherwise. The common stock may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The common stock may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management of the company, and the representatives represent and warrant that the common stock will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones including, in particular, the DIFC.

Oman. For the attention of the residents of Oman:

The information contained in this memorandum neither constitutes a public offer of securities in the Sultanate of Oman (“Oman”) as contemplated by the Commercial Companies Law of Oman (Sultani Decree 4/74) or the Capital Market Law of Oman (Sultani Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy non-Omani securities in Oman as contemplated by Article 6 of the Executive Regulations to the Capital Market Law of Oman (issued vide Ministerial Decision No 4/2001), and nor does it constitute a distribution of non-Omani securities in Oman as contemplated under the Rules for Distribution of Non-Omani Securities in Oman issued by the Capital Market Authority of Oman (“CMA”). Additionally, this memorandum is not intended to lead to the conclusion of any contract of whatsoever nature within the territory of Oman. This memorandum has been sent at the request of the investor in Oman, and by receiving this memorandum, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this memorandum has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the common stock within Oman. No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman. The Underwriters are neither companies licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor banks licensed by the Central Bank of Oman to provide investment banking services in Oman. The Underwriters do not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products. Nothing contained in this memorandum is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This memorandum is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation. Any recipient of this memorandum and any purchaser of the common stock pursuant to this memorandum shall not market, distribute, resell, or offer to resell the common stock within Oman without complying with the requirements of applicable Omani law, nor copy or otherwise distribute this memorandum to others.

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Canada.

Resale Restrictions

The distribution of our securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our securities are made. Any resale of our securities in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our securities.

Representations of Purchasers

By purchasing our securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

●	the purchaser is entitled under applicable provincial securities laws to purchase our securities without the benefit of a prospectus qualified under those securities laws;

●	where required by law, that the purchaser is purchasing as principal and not as agent;

●	the purchaser has reviewed the text above under Resale Restrictions; and

●	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our securities to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our securities, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in our securities in their particular circumstances and about the eligibility of our securities for investment by the purchaser under relevant Canadian legislation.

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LEGAL MATTERS

The validity of the shares and certain legal matters relating to the offering as to British Virgin Islands law will be passed upon for us by Harney Westwood & Riegels. Certain matters as to U.S. federal law in connection with this offering will be passed upon for us by Schiff Hardin LLP. Certain legal matters relating to the offering as to Chinese law will be passed upon for us by KaiTong Law Firm. Dickinson Wrights PLLC has acted as counsel for the underwriters with respect to this offering.

EXPERTS

Financial statements as of December 31, 2015 and 2016, and for the years then ended appearing in this prospectus, have been included herein and in the registration statement in reliance upon the report of MaloneBailey LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

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TDH HOLDINGS, INC. AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

TDH Holding, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of TDH Holding, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TDH Holding, Inc. and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

March 30, 2017

F-2

TDH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,145,103	$651,680
Restricted cash	707,120	854,938
Accounts receivable	865,491	397,013
Advances to suppliers	711,751	136,870
Inventories	5,973,124	2,994,949
Due from related parties	35,842	1,416,980
Prepayments and other current assets	383,932	194,833
Total current assets	9,822,363	6,647,263
NON-CURRENT ASSETS:
Property, plant and equipment, net	3,306,735	3,470,598
Land use right, net	110,821	121,758
Total non-current assets	3,417,556	3,592,356
Total assets	$13,239,919	$10,239,619

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,262,375	$2,525,573
Account payable - related party	111,139	-
Notes payable	1,414,232	1,221,560
Advances from customers	802,339	332,781
Short term loans	1,728,185	1,848,514
Taxes payable	124,829	220,645
Due to related parties	1,120,702	932,220
Deferred tax liability, current	13,795	14,885
Other current liabilities	409,571	466,039
Total current liabilities	8,987,167	7,562,217
Total liabilities	8,987,167	7,562,217
Common stock ($0.001 par value; 200,000,000 shares authorized; 7,900,000 shares issued and outstanding at December 31, 2016 and 2015)	7,900	7,900
Additional paid-in capital	3,478,831	2,691,234
Statutory reserves	140,570	39,923
Retained earnings (deficit)	727,807	(180,717)
Accumulated other comprehensive income	(102,356)	119,062
Total stockholders' equity	4,252,752	2,677,402
Total liabilities and stockholders' equity	$13,239,919	$10,239,619

The accompanying notes are an integral part of these consolidated financial statements

F-3

TDH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Year Ended December 31,
	2016	2015

Net revenues	$24,443,736	$16,312,274
Total revenues	24,443,736	16,312,274
Cost of revenues	17,368,249	12,289,773
Gross profit	7,075,487	4,022,501
Operating expenses:
Selling expense	3,439,843	1,820,700
General and Administrative expense	1,407,787	931,107
Research and development expense	1,076,568	593,962
Total operating expenses	5,924,198	3,345,769
Income from operations	1,151,289	676,732
Interest expense	(102,274)	(117,366)
Government subsidies	21,912	22,116
Other income	51,535	156,908
Other expense	(23,490)	(2,056)
Total other income (expenses)	(52,317)	59,602
Income before income taxes provision	1,098,972	736,334
Income tax provisions	89,801	269,581
Net income	$1,009,171	$466,753
Comprehensive income
Net income	$1,009,171	$466,753
Other comprehensive loss
Foreign currency translation adjustment	(221,418)	(143,434)
Total comprehensive income	$787,753	$323,319
Earnings per common share
Basic	$0.13	$0.06
Diluted	$0.13	$0.06
Weighted average common shares outstanding
Basic	7,900,000	7,900,000
Diluted	7,900,000	7,900,000

The accompanying notes are an integral part of these consolidated financial statements

F-4

TDH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2015	7,900,000	$7,900	$2,691,224	$-	$(607,547)	$262,496	$2,354,073

Net income					466,753		466,753

Issuance of common shares			10				10

Statutory Reserve				39,923	(39,923)		-

Foreign currency translation adjustment						(143,434)	(143,434)

Balance, December 31, 2015	7,900,000	$7,900	$2,691,234	$39,923	$(180,717)	$119,062	$2,677,402

Net income					1,009,171		1,009,171

Issuance of common shares			3,759,423				3,759,423

Distribution in connection with acquisition of a subsidiary			(2,880,000)				(2,880,000)

Liabilities assumed in connection with acquisition of a subsidiary			(91,826)				(91,826)

Statutory Reserve				100,647	(100,647)		-

Foreign currency translation adjustment						(221,418)	(221,418)

Balance, December 31, 2016	7,900,000	$7,900	$3,478,831	$140,570	$727,807	$(102,356)	$4,252,752

The accompanying notes are an integral part of these consolidated financial statements

F-5

TDH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net income	$1,009,171	$466,753
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	256,104	266,534
Deferred income tax liability - current	(127)	15,513
Loss on disposal of fixed assets	-	7,410
Changes in operating assets and liabilities:
Accounts receivable	(609,099)	336,193
Inventories	(3,316,762)	(2,136,489)
Advances to suppliers	(610,215)	492,800
Prepayments and other current assets	(223,632)	167,519
Accounts payable	1,321,954	(482,510)
Notes payable	284,510	32,109
Taxes payable	(85,139)	139,153
Advances from customers	513,456	(92,736)
Other current liabilities	(29,339)	87,013
Net cash used in operating activities	(1,489,118)	(700,738)
Cash flows from investing activities
Payments to acquire property, plant and equipment	(9,002)	(231,939)
Loans to related parties	(2,543,946)	(5,941,665)
Repayments from related parties	3,400,799	5,790,092
Change in restricted cash	96,337	73,851
Net cash provided by (used in) investing activities	944,188	(309,661)
Cash flows from financing activities
Proceeds from issuance of common shares	3,759,423	10
Capital distribution in connection with acquisition of a subsidiary	(2,880,000)	-
Proceeds from related parties	3,503,190	971,575
Payments to related parties	(3,310,849)	(56)
Proceeds from short term loans	1,806,411	3,243,000
Repayments of short term loans	(1,806,411)	(2,713,203)
Net cash provided by financing activities	1,071,764	1,501,326
Effect of exchange rate changes on cash and cash equivalents	(33,411)	(29,581)
Net change in cash and cash equivalents	493,423	461,346
Cash and cash equivalents, beginning of the year	651,680	190,334
Cash and cash equivalents, end of the year	$1,145,103	$651,680

Supplemental cash flow information
Interest paid	$102,274	$117,366
Income taxes paid	$102,036	$103,436

Non-cash investing and financial activities
Operating expenses paid by related parties	$68,679	$84,842
Property, plant and equipment transferred from CIP	$34,721	$44,819
Liabilities assumed in connection with purchase of property, plant and equipment	$260,559	$42,945
Liabilities assumed in connection with purchase of CIP	$34,721	$3,841
Liabilities assumed in connection with acquisition of a subsidiary	$91,826	$-
Accounts payable settled with loans to related party	$490,388	$-
Accounts receivable settled with loans from related party	$92,402	$-
Debt paid by the related party in lieu of repayment to the Company	$-	$125,225

The accompanying footnotes are an integral part of these financial statements

F-6

TDH HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – ORGANIZATION

TDH Holdings, Inc. (“TDH Holdings”) was incorporated on September 30, 2015 under the laws of the British Virgin Islands. On November 4, 2015, TDH Holdings incorporated a wholly owned subsidiary, TDH HK Limited (“TDH HK”) in Hong Kong for the purpose of being a holding company for the equity interest in Qingdao Tiandihui Foodstuffs Co., Ltd. (“Tiandihui”). On September 9, 2016, TDH Holdings incorporated TDH Petfood LLC, a Nevada limited liability company, which TDH Holdings holds 99% interest. Other than the equity interest in TDH HK and TDH Petfood LLC, TDH Holdings did not conduct any operations or own any material assets or liabilities. TDH HK did not conduct any operations or own any material assets or liabilities except for cash and the 100% of the equity interest of Tiandihui which it acquired on February 21, 2016.

Tiandihui was founded in Qingdao City, Shandong Province, People’s Republic of China (“PRC”) on April 22, 2002 as a limited liability company. Tiandihui has two wholly owned subsidiaries: Beijing Chongai Jiujiu Cultural Communication Co., Ltd (“Chongai jiujiu”), which was incorporated on March 3, 2011, in Beijing City, the Capital of PRC, and Qingdao Kangkang Development Co., Ltd. (“Kangkang Development”), which was incorporated on August 9, 2016, in Qingdao City, Shandong Province, PRC. Tiandihui and its wholly owned subsidiaries are engaged in the business of development, manufacture, sales of high quality pet food under our own formula patent. Our products are produced at Tiandihui facility and sold to the pet owners in China and to the retailers and wholesalers throughout worldwide.

On February 21, 2016, TDH HK entered into an equity transfer agreement with Rongfeng Cui and Yanjuan Wang, the shareholders of Tiandihui at the time, to acquire 100% of the equity interests in Tiandihui (“reorganization”).

On July 19, 2016, Tiandihui acquired 100% shares of Chongai jiujiu from Yanjuan Wang and Rongfeng Cui with a consideration of $87,849 (RMB610,000). The acquisition of Chongai jiujiu is a transaction between entities under common control.

As a result, TDH HK, Tiandihui, Chongai Jiujiu, and Kangkang Development are referred to as subsidiaries. TDH Holdings and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Immediately before and after the reorganization, the shareholders of Tiandihui controlled Tiandihui and TDH Holdings. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying audited financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

The accompanying consolidated financial statements as of December 31, 2016 and 2015 consolidate the financial statements of TDH Holdings, its 100% owned subsidiary TDH HK, 99% owned subsidiary TDH Petfood LLC, 100% owned subsidiary Tiandihui, and Tiandihui’s 100% owned subsidiary Chongai Jiujiu. No minority interest was recognized since TDH Petfood LLC did not have any operation during the fiscal years ended December 31, 2015 and 2016, and all significant intercompany accounts and transactions have been eliminated.

F-7

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of TDH Holdings, TDH HK and TDH Petfood LLC is United States dollar. The functional currency of Tiandihui, Chongai Jiujiu and Kangkang Development is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet amounts, with the exception of equity at December 31, 2016 and 2015 were translated at RMB 6.9437 and RMB 6.4917 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the years ended December 31, 2016 and 2015 were RMB 6.6430 and RMB 6.2288 to $1.00, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, valuation of inventories and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in time deposits and highly liquid investments purchased with original maturities of three months or less. The Company has no cash equivalents balances as of December 31, 2016 and 2015 respectively.

Restricted Cash

Restricted cash mainly represents bank deposits used to pledge the bank acceptance notes. The Company entered into credit agreements with commercial banks in China (“endorsing banks”) which agree to provide credit within stipulated limits. Within the stipulated credit limits, the Company can issue bank acceptance notes to its suppliers as payments for the purchases. In order to issue bank acceptance notes, the Company is generally required to make initial deposits to the endorsing banks in amounts of certain percentage of the face amount of the bank acceptance notes to be issued by the Company. The cash in such accounts is restricted for use over the terms of the bank acceptance notes, which are normally three to six months.

F-8

Accounts Receivable

Accounts receivable consists principally of amounts due from trade customers. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

As of December 31, 2016 and 2015, the Company had accounts receivable of $865,491 and $397,013, respectively.

The Company had no allowance for doubtful accounts as of December 31, 2016 and 2015, respectively, and had no bad debt expenses occurred for the years then ended.

Inventories

Inventories, consisting of raw materials, low-valued consumables, work in process, goods sold in transit and finished goods, are stated at the lower of cost or market value utilizing the weighted average method. The valuation of inventory requires us to estimate excess and slow moving inventory. We evaluate the recoverability of our inventory based on assumption about expected demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment, are stated at cost less depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of property, plant and equipment is calculated based on cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. Estimated useful lives are as follows:

Machinery equipment	10 years
Computer software	10 years
Electronic equipment	5 - 10 years
Office equipment	5 - 10 years
Motor vehicles	10 - 15 years
Buildings	10 - 40 years

Construction in progress mainly represents expenditures with respect of the Company’s factory under construction. All direct costs relating to the acquisition or construction of the Company’s factory are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For years ended December 31, 2016 and 2015, the Company did not record any impairment charges on long-lived assets.

F-9

Fair Value of Financial Instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which fair value option was not elected.

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, inventories, advances to suppliers, due from related parties, other current assets, accounts payable and bank acceptance notes to vendors, due to related parties, and other current liabilities, the carrying amounts approximate their fair values due to the short maturities. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2016 and 2015.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease period.

Earnings per Share

Basic earnings per common share is computed by dividing net earnings attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to common stockholders by the sum of the weighted average number of common stock outstanding and dilutive potential common stock during the period. Potentially dilutive common shares consist of common stock warrants using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Revenue Recognition

Pursuant to the guidance of ASC Topic 605 and ASC Topic 360, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. The Company recognizes revenues from the sale of its pet food products upon shipment and transfer of title. Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax, and applicable local government levies. The Company does not provide right of return, rebate, pricing protection or any other concessions to its customers. For the years ended December 31, 2016 and 2015, the Company had no discounts and sales returns.

Government Grants

Government grants include cash subsidies as well as other subsidies received from the PRC government by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when cash is received and the relevant performance criteria specified in the grant are met. The Company received and recognized government grants of approximately $21,912 and $22,116 in 2016 and 2015, respectively.

Research and Development

Research and development costs are expensed as incurred. The costs primarily consist of the raw materials used and salaries paid for the development and improvement of the Company’s products. Research and development costs of the years ended December 31, 2016 and 2015 were $1,076,568 and $593,962, respectively.

F-10

Selling expenses

Selling expenses consist primarily of advertising, salaries and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Shipping and handling expenses amounted to $836,561 and $516,409 for the years ended December 31, 2016 and 2015, respectively.

Advertising costs amounting to $84,667 and $56,544 for the years ended December 31, 2016 and 2015, respectively, are included in selling expenses.

Income taxes

The Company accounts for income taxes under the provision of FASB ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Comprehensive income/loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. As of December 31, 2016 and 2015, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, restricted cash, notes receivables and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

F-11

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment. Note 13 presents entity-wide information prescribed by ASC 280.

Recently Issued Accounting Pronouncements

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The ASU will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In July 2015, The FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory”. The amendments in ASU 2015-11 require an entity to measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-11 is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

F-12

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 201517 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments Overall (Subtopic 82510): Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in ASU 201601, among other things, requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; Requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; Requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables); Eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. In addition, the new guidance permits early adoption of the provision that exempts private companies and not-for-profit organizations from having to disclose fair value information about financial instruments measured at amortized cost. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08,”Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”. The amendments in this ASU are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The effective date and transition of these amendments is the same as the effective date and transition of ASU 20140-9, “Revenue from Contracts with Customers (Topic 606)”. Public entities should apply the amendments in ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

F-13

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. The amendments, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. The effective date of these amendments is at the same date that Topic 606 is effective. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. These amendments provide cash flow statement classification guidance for: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. These amendments is to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties.

In January 2017, the FASB issued ASU 2017-210, “Inventory (Topic 330): Disclosure Framework, Changes to the Disclosure Requirements for Inventory”. The amendments would add disclosure requirements for inventory, including changes in inventory that are not related to the ordinary course of manufacturing, purchasing, or selling inventory and disaggregating inventory by major components and measurement bases, among others. Entities that report some or all of their inventory using the retail inventory method (RIM) also would be required to provide qualitative and quantitative information about the critical assumptions used in the calculation of inventory under the RIM. In addition, entities that are subject to disclosing segment information in Topic 280, Segment Reporting, would be required to disclose, in both annual and interim periods, inventory by reportable segment and by component for each reportable segment to the extent that information is regularly provided to the chief operating decision maker.

Note 3 – RESTRICTED CASH

The Company had restricted cash of $707,120 and $854,938 as of December 31, 2016 and 2015, respectively. These restricted cash were the deposits of the bank acceptance notes issued by the Company.

The deposit was provided and only used by the Company as pledge for its bank acceptance notes, could not be used for other purposes during the term of the notes, and directly used to settle the liabilities when the bank acceptance notes became due.

As of December 31, 2016 and 2015, the Company had notes payable of $1,414,232 and $1,221,560, respectively. The balance as of December 31, 2016 was secured by the real estate and land use right of Qingdao Saike Environmental Technology Co., Ltd, a related party defined in note 9.

F-14

Note 4 – INVENTORIES

As of December 31, 2016 and 2015, inventories consisted of the following:

	December 31, 2016	December 31, 2015
Raw materials	$1,822,614	$886,045
Work in progress	1,911,656	1,777,185
Finished goods	2,238,854	331,719
Total	$5,973,124	$2,994,949

Note 5 – PREPAYMENTS AND OTHER CURRENT ASSETS

As of December 31, 2016 and 2015, prepayments and other current assets consisted of the following:

	December 31, 2016	December 31, 2015
Other current assets
VAT Refunds	$1	$68,171
Social insurances for employees	24,977	18,117
Deposit	7,200	7,702
Others	165,391	28,689
Total other current assets	197,569	122,679
Prepaid expense	186,363	72,154
Total	$383,932	$194,833

Other current assets include the value added tax refund, social insurances for employees, guarantee deposit, advances to employees for business travels or business development purpose and other miscellaneous receivables such as utility fees, personal income tax paid in advances on behalf of employees.

Prepaid expense mainly represents the rent expense and service fee for electronic commerce paid in advance.

Note 6 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2016 and 2015, property, plant and equipment consisted of the following:

	December 31, 2016	December 31, 2015
Machinery equipment	$3,095,665	$3,180,400
Electronic equipment	65,412	68,795
Office equipment	201,533	57,844
Vehicles	102,024	109,128
Buildings	903,761	931,158
Total property, plant and equipment	4,368,395	4,347,325
Less: accumulated depreciation	(1,061,660)	(876,727)
Property, plant and equipment, net	$3,306,735	$3,470,598

Depreciation expense for the years ended December 31, 2016 and 2015 was $252, 957 and $263,177, respectively.

As of December 31, 2016 and 2015, a building with net book values of $533,935 and $586,594, respectively, was pledged as collateral under certain loan arrangements (see Note 8).

F-15

Note 7 – INTANGIBLE ASSET

	December 31, 2016	December 31, 2015
Land use rights	$117,094	$125,247
Accumulated depreciation	(6,273)	(3,489)
Land use rights, net	$110,821	$121,758

During the years ended December 31, 2016 and 2015, amortization expense amounted to $3,147 and $3,357 respectively. The estimated amortization expense for each of the five succeeding years from 2015 is approximately $3,500.

As of December 31, 2016 and 2015, land use right with net book values of $110,821 and $121,758, respectively, was pledged as collateral under certain loan arrangements (see Note 8).

Note 8 – SHORT TERM LOANS

Short term loans and related guarantees are comprised of the following:

	Guarantors	December 31, 2016	December 31, 2015
Industrial Bank - Qingdao Branch.	Rongfeng Cui, Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”). Yanjuan Wang, Principal shareholder, Rongfeng Cui’s wife	$-	$308,086
Industrial & Commercial Bank of China - Qingdao Shinan Second Branch	Rongfeng Cui, Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”). Yanjuan Wang, Principal shareholder, Rongfeng Cui’s wife	705,676	754,810
Bank of China, Qingdao HK Road Branch	Rongfeng Cui, Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”). Yanjuan Wang, Principal shareholder, Rongfeng Cui’s wife	158,417	169,447
China Postal Savings Bank - Qingdao Branch	Rongfeng Cui, Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”). Yanjuan Wang, Principal shareholder, Rongfeng Cui’s wife	864,092	616,171
		$1,728,185	$1,848,514

On January 18, 2016, the Company repaid the one-year loan of $308,086 (RMB 2,000,000) to Industrial Bank - Qingdao Branch on schedule. The loan was borrowed on January 29, 2015, with annual interest rate of 7.56%, secured by the real estate of Qingdao Saike Environmental Technology Co., Ltd, a related party defined in note 9, and guaranteed by Rongfeng Cui and Yanjuan Wang.

On May 11, 2016, the Company repaid the one-year loan of $169,447 (RMB 1,100,000) to Bank of China, Qingdao Hongkong Road Branch on schedule, which was borrowed on May 12, 2015. The Company continued to borrow a one-year loan of $158,417 (RMB 1,100,000) with annual interest rate of 5.655% on May 16, 2016. The loans from Bank of China, Qingdao Hongkong Road Branch were secured against the real estate of Rongfeng Cui and Yanjuan Wang, and guaranteed by Rongfeng Cui and Yanjuan Wang. On April 27, 2017, the Company repaid the loan in full.

On January 16, 2015, the Company borrowed a one-year loan of $616,171 (RMB 4,000,000) with annual interest of 7% from China Postal Savings Bank Qingdao Branch, which was repaid in advance on November 23, 2015. The Company continued to borrow another one-year loan of $616,171 (RMB 4,000,000) with annual interest of 6.09% on November 30, 2015. The Company repaid this loan of $616,171 on November 23, 2016 and, on November 28, 2016, continued to borrowed another one-year loan of $576,062 (RMB 4,000,000) with annual interest of 5.655%.The loans from China Postal Savings Bank Qingdao Branch were secured against the real estate and land use right of the Company and guaranteed by Rongfeng Cui and Yanjuan Wang. On March 29, 2016, the Company borrowed an additional one-year loan of $288,031 (RMB 2,000,000) with annual interest of 6.09% from China Postal Savings Bank Qingdao Branch. This loan was guaranteed by Rongfeng Cui and Yanjuan Wang.

During the year ended December 31, 2015, the Company borrowed total short term loans of $1,401,790 (RMB9,100,000) with annual interest rates ranging from 5.75% to 7.5% from Industrial & Commercial Bank of China Qingdao Shinan Second Branch, and repaid in full before August 9, 2016. The Company continued to borrow $705,676(RMB4, 900,000) on August 15, 2016 with annual interest of 5.22%. These loans were secured against the real estate owned by Rongfeng Cui and guaranteed by Rongfeng Cui and Yanjuan Wang.

The total interest expenses for the years ended December 31, 2016 and 2015 were $102,274 and $ 117,366, respectively. The interest expense were paid off in full as of December 31, 2016 and 2015.

F-16

Note 9 – RELATED PARTY TRANSACTIONS

The related parties consisted of the following:

Name of Related Party	Nature of Relationship
Rongfeng Cui	Principal shareholder, Chairman of the Board and Chief Executive Officer (“CEO”)

Rongbing Cui	Principal shareholder, Director, Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Yanjuan Wang	Principal shareholder, Cui Rongfeng’s wife

Runrang Cui	Father of Rongfeng Cui, and owner of Huangdao Dinggezhuang Kangkang Family Farm

Xiaomei Wang	Rongbing Cui's wife

Qingdao Kangkang Pet Supplies Co., Ltd (“Kangkang”).	Controlled by Rongfeng Cui, through owning 85% of its equity interest

Tide (Shanghai) Industrial Co. Ltd (“Tide”).	Controlled by Rongfeng Cui, through owning 70% of its equity interest. Yanjuan Wang owned the other 30% equity interest

Qingdao Lile Biotechnology Co., Ltd. (“Lile”).	Rongfeng Cui served as the legal person. On March 23, 2016, Lile had cancelled its registration.

Qingdao Like Pet Supplies Co., Ltd (“Like”).	Rongfeng Cui served as CEO, and Shuhua Cui, the sister of Rongfeng Cui served as the legal person. On May 26, 2016 both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd (“Saike”).	Controlled by Rongfeng Cui, through owning 70% of its equity interest. Yanjuan Wang owns the other 30% equity interest

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group bvba	A Europe company solely owned by Rongfeng Cui

Qingdao Yinhe Jiutian Information Technology Co., Ltd	Solely owned by Xiaomei Wang

F-17

Due from related parties

Due from related parties consisted of the following:

	December 31, 2016	December 31, 2015
Qingdao Kangkang Pet Supplies Co., Ltd	$-	$603,024
Tide (Shanghai) Industrial Co. Ltd	-	6,393
Qingdao Like Pet Supplies Co., Ltd	-	807,563
TDH Group bvba	35,842
Total	$35,842	$1,416,980

The balance of due from related parties as of December 31, 2015, represents non-secured short-term loans to the related parties, which bear no interest and were due on demand.

During the year ended December 31, 2015, the Company directly made loans to Rongfeng Cui in the amount of $2,281,903, and instructed Kangkang and Like to make loans to Rongfeng Cui in the amount of $658,233 and $1,412,790, respectively, in lieu of repaying to the Company. As of December 31, 2015, the loans were repaid to the Company in full.

During the years ended December 31, 2016 and 2015, the Company made loans to Kangkang in the amount of $3,462 and $1,207,002, respectively. During the years ended December 31, 2016 and 2015, Kangkang repaid the loans to the Company in the amount of $592,752 and $1,348,414, respectively, among which $658,233 was lent to Rongfeng Cui in lieu of repaying to the Company directly.

During the years ended December 31, 2016 and 2015, the Company made loans to Like in the amount of $2,157,621 and $2,446,338, respectively. During the years ended December 31, 2016 and 2015, Like repaid the loans to the Company in the amount of $2,456,402 and $1,412,790, respectively, which was lent to Rongfeng Cui in lieu of repaying to the Company directly.

During the year ended December 31, 2016, the Company consigned Like to process raw materials. The total consignment processing cost was $490,388, which was settled with loans to Like in full.

The loans to Qingdao Kangkang Pet Supplies Co., Ltd, Qingdao Like Pet Supplies Co. Ltd, and Cui Rongfeng were lack of business purpose in nature. Per Section 402 of Sarbanes-Oxley Act of 2002, loans to certain related parties were deemed as prohibited transactions for U.S. public companies. The loans were made prior to the Company filing a registration statement with the SEC to go public in the U.S. The loans were repaid to the Company in full as of December 31, 2016.

The balance of due from related party as of December 31, 2016, represents oversea sales receivables collected by TDH Group bvba on behalf of the Company due to foreign exchange control in China. During 2016, TDH Group bvba collected oversea sales receivables on behalf of the Company in the amount of $130,364, among which $94,522 was transferred back to the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31, 2016	December 31, 2015
Huangdao Ding Ge Zhuang Kangkang Family Farm	$387	$18,865
Yanjuan Wang	70,279	-
Rongfeng Cui	1,050,036	913,355
Total	$1,120,702	$932,220

F-18

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as the loans the Company obtained from related parties for working capital purpose. The loans owed to the related parties are interest free, unsecured and repayable on demand.

During the years ended December 31, 2016 and 2015, the Company obtained loans from Rongfeng Cui in the amount of $3,443,238 and $951,906, respectively. During the years ended December 31, 2016 and 2015, the Company repaid the loans to Rongfeng Cui in the amount of $3,251,557 and $0, respectively. In addition, during the year ended December 31, 2016, the Company instructed certain customers to make payments to Rongfeng Cui to settle with the Company’s loans from Rongfeng Cui in the amount of $92,402.

During the years ended December 31, 2016 and 2015, Rongfeng Cui paid the expenses on behalf of the Company in the amount of $68,679 and $0, respectively.

During the years ended December 31, 2016 and 2015, Like paid the expenses on behalf of the Company in the amount of $0 and $84,842, respectively.

Purchase of property from related parties, accounts payable to related parties

The Company purchased financial application software from Qingdao Yinhe Jiutian Information Technology Co., Ltd, amounting to $132,926 in 2016. As of December 31, 2016 and 2015, the balance of accounts payable-related parties was $111,139 and $0, respectively.

Operating lease with related parties.

On December 31, 2014, the Company entered into a lease agreement with Cui Runrang, our CEO Rongfeng Cui’s father, to lease a 2,000 square meters factory, located at Big Cuijiazhuang Village, Zhangjialou Town, Huangdao District, Qingdao City, Shandong Province, China. The lease starts from January 1, 2015 with a term of three years. According to the agreement, the rent is RMB 3,000 per month for the year ended December 31, 2015 and the rent will increase 6% per year from 2016.

On December 31, 2014, the Company entered into a lease agreement with Rongfeng Cui, to lease a 136.8 square meters office space, located at Room 722, Block B, World Trade Center, Hongkong Zhong Road, Shinan District, Qingdao City, Shandong Province, China. The lease starts from January 1, 2015 with a term of three years. According to the agreement, the rent is RMB1, 000 per month for the year ended December 31, 2015 and the rent will increase 6% per year from 2016.

On December 25, 2015, the Company entered into a lease agreement with Rongfeng Cui, to lease a 133.19 square meters office located in Room 07E, Floor 7, Block B, Shilibao Jia #3, Chaoyang District, Beijing City, China. The lease starts from January 1, 2016 with a term of two years. According to the agreement, the rent is RMB12, 000 per month with annual payment at January 31 every year.

On January 5, 2016, the Company entered into a lease agreement with Rongbing Cui, the CFO of the Company, to lease an office located in Room 1809, Financial Square, 215 Zhuhai East Road, Huangdao District, Qingdao City, China. The lease starts from January 1, 2016 with a term of three years. According to the agreement, the rent is RMB140,000 per year, with semi-annual payment at January 1st and July 1st.

On December 25, 2015, the Company entered into a lease agreement with Rongfeng Cui, to lease a 406.97 square meters office located in Room 1902 - 1903, Financial Square, 215 Zhuhai East Road, Jiaonan District, Qingdao City, China. The lease starts from January 1, 2016 with a term of two years. According to the agreement, the rent is RMB 180,000 for the first year and RMB 190,800 for the second year.

Note 10 – INCOME TAXES

British Virgin Islands (“BVI”)

Under the current laws of BVI, TDH Holdings is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, TDH HK, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. TDH HK is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

United State

The Company’s subsidiary, TDH Petfood LLC, is incorporated in the State of Nevada and is subject to the United States Federal and state income tax at a statutory rate of 34%. No provision for the U.S. Federal income tax has been made as TDH Petfood LLC had no taxable income in this jurisdiction for the reporting periods.

F-19

PRC

The Company’s subsidiaries, Tiandihui, Chongai Jiujiu, and Kangkang Development were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which was amended in February 2017 and took effect as of January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. On December 2 2016, Tiandihui was granted with the “High-Tech Enterprise” designation jointly by Qingdao science and Technology Bureau, Qingdao Municipal Finance Bureau, Qingdao Municipal State Taxation Bureau, Qingdao Local Taxation Bureau, and would be qualified for a preferential tax rate of 15% for the years ended December 31, 2016, 2017 and 2018. The amount of benefit from preferential tax rate was $55,684 and $0 for the years ended December 31, 2016 and 2015, respectively, and the effect on earnings per share was $0.01 and $0.00, respectively. As of December 31, 2016 and 2015, the Company had tax payable in the amount of $124,829 and $220,645, respectively.

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2016	2015
Current	$89,928	$254,068
Deferred	(127)	15,513
Total	$89,801	$269,581

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2016	2015
HK statutory income tax rate	16.50%	16.50%
PRC statutory income tax rate difference	(1.5)%	8.50%
Effect of additional deduction on R&D expense and salary for disabled workers	(7.69)%	(0.84)%
Effect of expenses not deductible for tax purposes	0.40%	0.57%
Effect of change of tax rate for temporary difference	-	(1.4)%
Valuation allowance recognized with respect to the loss in subsidiaries	(0.03)%	13.28%
Others	0.49%	-
Total	8.17%	36.61%

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2016 and 2015.

F-20

Deferred tax assets and liabilities as of December 31, 2016 and 2015 are composed of the following:

	As of December 31,
	2016	2015
Deferred tax assets
Net operating loss carrying forward	$202,959	$220,067
Total deferred tax assets
Valuation allowance	(202,959)	(220,067)
Total	$-	$-

Deferred tax liabilities

	As of December 31,
	2016	2015
Deferred tax liabilities
Property, plant and equipment	$13,795	$14,885
Total	$13,795	$14,885

The Company’s wholly-owned subsidiary, Chongai Jiujiu, has incurred net operating loss for income tax purposes for the year ended December 31, 2015. The net operating loss carry-forwards for income tax purposes amounted to $352,405 and $375,839 on December 31, 2016 and 2015, respectively, which may be available to reduce future years’ taxable income. These carry-forwards will expire, if not utilized, through 2021. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or are utilized.

Note 11 – STOCKHOLDER’S EQUITY

The stockholders’ equity structures as of December 31, 2016 and 2015 were presented after giving retroactive effect to the reorganization of the Company that was completed in the third quarter of 2016. Immediately before and after the reorganization, the shareholders of Tiandihui controlled TDH Holding. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control.

On September 30, 2015, TDH Holdings was incorporated in the British Virgin Islands. On the same day, the Company issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10.

On August 8, 2016, a total of 7,518,908 shares were issued at $0.5 per share, to nineteen individuals and seven companies with total cash proceeds of $3,759,423 received before the filing date, among which $2,880,000 was distributed to the former owners of Tiandihui to acquire 100% of its equity interest.

On December 31, 2016, a total of 371,092 common shares were issued at $2.5 per share to Fulcan Capital Partners, LLC, Xiumei Lan and Zhonghua Liu with cash proceeds of $752,730 received as of the filling date and the remaining cash of $175,000 outstanding as of the filing date.

As of the filing date, there is a total number of 7,900,000 common shares outstanding and 200,000,000 authorized.

As of December 31, 2016 and 2015, the Company had statutory reserve in the amount of $140,570 and $39,923, respectively, representing Tiandihui’s statutory reserve. In accordance with the relevant laws and regulations of the PRC, Tiandihui, Chongai Jiujiu and Kangkang Development are required to set aside at least 10% of their respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. Chongai Jiujiu and Kangkang Development did not make any appropriation to statutory reserve as it incurred losses for the years.

F-21

Note 12 – CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Customers

For the years ended December 31, 2016 and 2015, customers accounting for 10% or more of the Company’s revenue were as follows:

	For the Years Ended December 31,
Customer	2016	2015

Customer A	12.00%	*	%
Customer B	12.67%	12.54%

* Less than 10%

As of December 31, 2016, Customer A and Customer C, accounted for 24.07% and 10.99%% of the Company’s total current outstanding accounts receivable, respectively.

As of December 31, 2015, Customer B, Customer D and Customer E accounted for 30.22%, 17.93% and 14.2% of the Company’s total current outstanding accounts receivable, respectively.

Suppliers

For the years ended December 31, 2016 and 2015, suppliers accounting for 10% or more of the Company’s purchase were as follows:

	For the Years Ended December 31,
Supplier	2016	2015
Supplier A	14.12%	*	%
Supplier B	13.39%	15.51%

* Less than 10%

As of December 31, 2016 and 2015, no supplier’s balance accounted for over 10% of the Company’s total accounts payable and notes payable.

F-22

Note 13 – SEGMENTAL AND REVENUE ANALYSIS

The Company is solely engaged in the business of manufacturing and selling of pet food. Since the nature, the production processes and the marketing channel of the products are substantially similar, the Company is considered as operating in a single reportable segment with revenues derived from multiple product lines, marketing channels and countries. Certain entity-wide disclosures relating to revenues for the years ended December 31, 2016 and 2015 are as follows:

The net revenues generated from different marketing channels consist of the following:

	For the Years Ended December 31,
	2016	2015
Oversea sales	$18,882,589	$13,987,822
Domestic sales	1,129,133	701,425
Electronic commerce	4,461,504	1,645,765
Less: Sale tax and addition	(29,490)	(22,738)
Total revenues	$24,443,736	$16,312,274

The net revenues generated from different product lines are set forth as following:

	For the Years Ended December 31,
	2016	2015
Pet chews	$10,316,841	$6,581,597
Dried pet snacks	11,204,517	7,902,104
Wet canned pet food	1,926,455	1,444,143
Dental health snacks	606,648	321,711
Baked pet biscuits	123,898	85,457
Others	294,867	-
Less: Sale tax and addition	(29,490)	(22,738)
Total revenues	$24,443,736	$16,312,274

The net revenues generated from different countries are set forth as following:

	For the Years Ended December 31,
	2016	2015
South Korea	$5,299,721	$4,689,733
China	5,073,272	2,347,190
United Kingdom	3,227,619	289,228
Germany	3,204,314	3,309,266
Other countries	7,668,300	5,699,595
Less: Sale tax and addition	(29,490)	(22,738)
Total revenues	$24,443,736	$16,312,274

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.

All of the Company’s long-lived assets are located in the PRC.

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Note 14 – COMMITMENTS AND CONTINGENCIES

On April 25, 2014, the Company entered into a lease agreement with a third party, Maikaile Department Store Co., Ltd, to lease a 53.75 square meters booth located at Maikaile Department Store in Qingdao, China. The lease is valid from May 1, 2014 to April 30, 2015 and is renewed annually. The lease was renewed on April 25, 2015 and 2016. According to the lease, the annual lease payment is RMB36, 005 and the rent will increase 5% per year if renewed.

On July 28, 2009, the Company entered into a lease agreement with a third party, Jiaonan City State-owned Assets Management Co., Ltd, to lease a 13,305 square meters factory, located at Tieshan West Road 59, Jiaonan District, Qingdao City, China. The lease is valid from July 1, 2009 to December 31, 2016. According to the lease, the rent is RMB40, 000 from July 2009 to December 2009, RMB80, 000 for the year ended December 31, 2010; RMB90, 000 for the years ended December 31, 2011 and 2012; RMB100, 000 for the years ended December 31, 2013, 2014, 2015 and 2016.

On March 16, 2009, the Company entered into a lease agreement with a third party, Jiaonan City State-owned Assets Management Co., Ltd, to lease a 5,310 square meters factory, located at Tieshan West Road 59, Jiaonan District, Qingdao City, China. The lease is valid from January 1, 2009 to December 31, 2016. According to the lease, the rent is RMB120, 000 for the year ended December 31, 2009; RMB130, 000 for the year ended December 31, 2010 and 2011; RMB230, 000 for the year ended December 31, 2012; RMB230, 000 for the years ended December 31, 2013, 2014, 2015 and 2016.

On January 6, 2017, the Company entered into a lease agreement with a third party – Huangdao Development Company(Group) Ltd, formerly Jiaonan City State-owned Assets Management Co., Ltd, to lease a 12,549 square meters factory, located at 41, Tieshan Road, Jiaonan District, Qingdao City, China. The lease is valid from 1/1/2017 to 12/30/2019, and the lease payment is RMB365,356.

On November 11, 2014, the Company entered into a lease agreement with a third party individual, to lease an office located in Room 702, Tower B, Shimao Centre, Xianggang Zhong Road 6 Qingdao City, China. The lease is valid from December 8, 2014 to December 7, 2015 and the annual lease payment is RMB40, 000. This lease agreement was renewed at the original terms on November 13, 2015. The renewed lease is valid until December 17, 2016 and the Company ceased to renew the lease after its expiration.

On December 1, 2014, the Company entered into a lease agreement with a third party individual, to lease an office located in Room 07F, Floor 7, Tower B, Shilibao Jia3, Chaoyang District, Beijing, China. The lease is valid from December 20, 2014 to December 19, 2016 with monthly rent of RMB15,660. This lease agreement was renewed at the original terms on November 4, 2016. The renewed lease is valid until December 19, 2018.

See Note 9 for operating lease with related parties.

Rental expense, including operating leases with related parties, for the years ended December 2016 and 2015 was $161,136 and $95,843 respectively. The Company has future minimum lease obligations as of December 31, 2016 as follows:

2017	$155,943
2018	97,097
2019	52,617
Thereafter	N/A
Total	$305,657

F-24

TDH Holdings, Inc.

1,325,000 Shares

Prospectus

VIEWTRADE SECURITIES, INC.

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the placement discounts and commissions) will be as follows. With the exception of the filing fees for the U.S. Securities Exchange Commission, FINRA and NASDAQ, all amounts are estimates.

U.S. Securities and Exchange Commission registration fee		$794.71
FINRA filing fee	$	**
NASDAQ listing fee		$50,000
Legal fees and expenses for Chinese counsel		$90,000*
Legal fees and expenses for BVI counsel		$14,000*
Legal fees and expenses for U.S. counsel		$300,000*
Accounting fees and expenses		$260,000*
Printing fees and expenses		$70,000*
Miscellaneous	$	**
Total	$	[●]

*	Estimates.
**	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our memorandum and articles of association, we may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act:

On September 30, 2015, the sole director of the Company acquired 10,000 shares of the Company’s stock for $10.

On August 8, 2016, the Board of Directors of the Company approved a sale of 7,518,908 of our common shares to 26 investors in consideration for the payment of $3,759,545 which proceeds were used for general corporate and working capital purposes.

On December 31, 2016, the Board of Directors of the Company approved a sale of 371,092 shares to three investors in consideration for the payment of $927,730 which proceeds were used for general corporate and working capital purposes.

All issuances of common shares to these shareholders were deemed to be exempt under the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering. In addition, the issuance of such shares was deemed not to fall within Section 5 under the Securities Act and to be further exempt under Rule 901 and 903 of Regulation S by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce. None of the transactions involved an underwriter.

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Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit No.	Exhibit title

1.1	Form of Underwriting Agreement.
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate.
5.1	Opinion of Harney Westwood & Riegels (*).
5.2	Opinion of Schiff Hardin LLP (*).
5.3	Opinion of KaiTong Law Firm (*).
10.1	Form of Indemnification Agreement with the Registrant’s directors (*).
10.2	Employment Agreement between the Registrant and its CEO (1).
10.3	Employment Agreement between the Registrant and its CFO (1).
10.4	Form of Indemnification Escrow Agreement.
10.5	English Translation of Sweet Potato Purchase Agreement (1).
10.6	English Translation of 2015 PSBC Facility Agreement (1).
10.7	English Translation of 2017 PSBC Facility Agreement (1).
10.8	English Translation of 2015 PSBC Working Capital Loan Contract (1).
10.9	English Translation of 2017 PSBC Working Capital Loan Contract (1).
10.10	English Translation of ICBC Online Revolving Loan Contract (1).
10.11	English Translation of the Beijing Jingdong Century Trading Co., Ltd. Food Purchase Agreement.
10.12	Form of Lockup Agreement.
14.1	Code of Conduct and Ethics.
21.1	List of Subsidiaries of the Registrant (1).
23.1	Consent of MaloneBailey LLP.
23.2	Consent of Harney Westwood & Riegels (included in Exhibit 5.1) (*).
23.3	Consent of Schiff Hardin LLP (included in Exhibit 5.2) (*).
23.4	Consent of KaiTong Law Firm (included in Exhibit 5.3) (*).
24.1	Power of Attorney (previously included on signature page)
99.1	Charter of the Audit Committee.
99.2	Charter of the Compensation Committee.
99.3	Charter of the Nominating Committee.

(*)	To be filed by amendment.
(1)	Previously filed as part of the registration statement filed with the SEC on May 24, 2017.

(b) Financial Statement Schedules

None.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

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(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)          Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on    [_], 2017.

TDH Holdings, Inc.

By:	/s/ Cui Rongfeng
Name:	Cui Rongfeng
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	[_], 2017

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Cui Rongfeng and Cui Rongbing as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Cui Rongfeng	Chief Executive Officer and Director	[_], 2017
(Principal Executive Officer)

/s/ Cui Rongbing	Chief Financial Officer and Director	[_], 2017
(Principal Accounting and Financial Officer)

/s/ Lei Wang	Director	[_], 2017

/s/ Qui Li	Director	[_], 2017

/s/ Qi Wang	Director	[_], 2017

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of TDH Holdings, Inc. has signed this registration statement or amendment thereto in New York on [_], 2017.

Authorized U.S. Representative VCorp Services, LLC
25 Robert Pitt Drive, Suite 204 Monsey, NY 10952 Telephone: (888) 528-2677

By:
Name: Holly Chen
Title: Authorized Representative

II-4